NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS
OF MADISON GAS AND ELECTRIC COMPANY

Date: Tuesday, May 14, 2002

Time: 11:00 a.m., local time

Place: Marriott Madison West
1313 John Q. Hammons Drive
Middleton, Wisconsin

Purpose:

- To consider and vote upon an Agreement and Plan of Share Exchange pursuant to which each share of Madison Gas and Electric Company common stock will be exchanged for common stock of a holding company and as a result of which MGE Energy, Inc., a Wisconsin corporation formed by MGE, will become the parent company of MGE;

- To elect three Class I directors to terms of office expiring at the 2005 Annual Meeting of Shareholders; and

- To transact such other business as may properly come before the meeting.

Shareholders of record at the close of business on March 5, 2002 are entitled to vote at the meeting.

The matters to be acted upon at the meeting are described in the accompanying proxy statement and prospectus.

By order of the Board of Directors

TERRY A. HANSON
Vice President, Chief Financial
Officer and Secretary

April 5, 2002



PROXY STATEMENT
MADISON GAS AND ELECTRIC COMPANY

PROSPECTUS
COMMON STOCK OF
MGE ENERGY, INC.

133 South Blair Street
Post Office Box 1231
Madison, Wisconsin 53701-1231
(608) 252-7000

This document combines a proxy statement for the 2002 Annual Meeting of Shareholders of Madison Gas and Electric Company (MGE) with a prospectus of MGE Energy, Inc. (MGE Energy). The enclosed proxy is solicited by the Board of Directors of MGE to be voted at the 2002 Annual Meeting of Shareholders, including any adjournment of that meeting.

The Board of Directors proposes to reorganize MGE into a holding company structure. At the Annual Meeting of Shareholders, you are being asked to approve the Agreement and Plan of Share Exchange attached to this document as Exhibit A. Upon the effectiveness of the plan, MGE Energy will issue up to 17,500,000 shares of common stock in exchange for shares of MGE common stock. Each share of MGE common stock will be exchanged for one share of common stock of the holding company.

The share exchange involves risks, which you should consider. **Please refer to "Risk Factors" on page 6.**

MGE's common stock is quoted on the Nasdaq National Market. We anticipate that shares of MGE Energy's common stock will be approved for quotation on the Nasdaq National Market following completion of the proposed reorganization and that it will be traded under the symbol "MGEE."

This document, together with the accompanying proxy, are first being mailed on or about April 5, 2002. MGE's annual report to shareholders, which includes consolidated financial statements, is being mailed to all shareholders of record together with this document. The date of this document is April 3, 2002.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense.

This document incorporates important business and financial information about MGE that is not included in or delivered with it. Please see "Incorporation Of Certain Documents By Reference" on page 8 for more information regarding what documents have been incorporated and how you can obtain copies of those documents.

Where You Can Find Information About this Document

This document provides information about the annual meeting of MGE, including information about the reorganization of MGE into a holding company structure, and the common stock of MGE Energy that will be issued to the holders of common stock of MGE in connection with the reorganization.

We have included cross-references to sections in this document where you can find further related discussions. You can also find references to key topics in the table of contents.

This document incorporates important business and financial information that is not included in or delivered with the document. You can request a copy of this information, at no cost, by writing, telephoning or e-mailing us at:


Madison Gas and Electric Company
133 South Blair Street
P.O. Box 1231
Madison, Wisconsin 53701-1231
Attention: Shareholder Services
Telephone: 800-356-6423
E-mail: shareservices@mge.com


To receive this information in time for the annual meeting, you must request it no later than May 7, 2002, five business days prior to the date of that meeting.

You should rely only on the information contained or incorporated by reference in this document. We have not authorized anyone else to provide you with any different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information in this document is current only as of the date of this document.

TABLE OF CONTENTS

QUESTIONS AND ANSWERS

Q: ***When and where will the annual meeting take place?***

A. The meeting will be held on Tuesday, May 14, 2002, at 11:00 a.m., local time, at the Marriott Madison West, 1313 John Q. Hammons Drive, Middleton, Wisconsin.

Q: ***Do I need a ticket to attend the meeting?***

A. No; however, if you plan to attend the meeting, please fill out the enclosed reservation form and return it with your proxy card so we may have an indication of the number of shareholders planning to attend the meeting. If your shares are held through a broker or its nominee and you would like to attend the meeting, please see "Voting — How Street Name Holders May Vote" on page 6.

Q: ***Why am I receiving this proxy statement and prospectus?***

A: We are sending this document to you because the MGE Board of Directors is seeking your proxy to vote your shares at the meeting.

Q: ***Why did I receive more than one copy of this proxy statement and prospectus?***

A: If you own MGE common stock in more than one account, such as individually and also jointly with your spouse, you may receive more than one copy of this document. To assist us in saving money and to provide you with better shareholder service, we encourage you to have any duplicate accounts registered in the same name and address. You may do this re-registration by contacting the MGE Shareholder Services Department toll-free at (800) 356-6423 if calling from within the Continental United States and at (608) 252-4744 if calling from the Madison area.

Q: ***What is the purpose of the meeting?***

A: The purposes of the meeting are:

- To consider and vote upon an Agreement and Plan of Share Exchange pursuant to which each share of MGE common stock will be exchanged for one share of common stock of a holding company and as a result of which MGE Energy will become the parent company of MGE;

- To elect three Class I directors to terms of office expiring at the 2005 Annual Meeting of Shareholders; and

- To transact such other business as may properly come before the meeting.

Q: ***What is the proposed share exchange and corporate restructuring?***

A: The purpose of the share exchange is to form a holding company through the exchange of MGE common stock for common stock of the holding company. This exchange will occur pursuant to the Agreement and Plan of Share Exchange, which has been approved by the MGE Board of Directors. After the share exchange, MGE will become a wholly owned subsidiary of the holding company. The shareholders of MGE immediately prior to the share exchange will be the shareholders of the holding company.

Q: ***Which companies are subject to the share exchange?***

A: MGE and MGE Energy will be subject to the share exchange. MGE is a public utility that generates and distributes electricity in Dane County, Wisconsin. MGE also purchases, transports and distributes natural gas in seven Wisconsin counties: Columbia, Crawford, Dane, Iowa, Juneau, Monroe and Vernon. MGE's principal executive office is located at 133 South Blair Street, Post Office Box 1231, Madison, Wisconsin 53701-1231.

MGE Energy is a direct, wholly owned subsidiary of MGE that was organized for the purpose of becoming the new parent holding company of MGE. Currently, MGE Energy has no assets and has not engaged in any business operations. Its principal executive office is located at the principal executive office of MGE.

Q: What regulatory approvals must be obtained in connection with the formation of the holding company structure?

A: We must obtain the approval of the Federal Energy Regulatory Commission (FERC) and the Public Service Commission of Wisconsin (PSCW) for the formation of the holding company structure. We filed an application for approval with FERC on December 19, 2001, which application was approved by FERC on February 25, 2002. On December 28, 2001, we filed an application for approval with the PSCW. We do not expect to receive approval from the PSCW until after the approval of the share exchange by the shareholders of MGE.

Q: Why is the holding company being proposed?

A: The primary purposes for the restructuring are:

• To provide additional flexibility for financing so that MGE can adapt to changes in the energy industry, which will allow MGE to serve its customers more effectively while maintaining the required utility capital structure in a cost-effective manner.

• To provide flexibility for us to meet the business demands of a changing energy industry.

• To provide investment opportunities, which are related to MGE's core utility business or which may benefit the service territory, but will not be subject to public utility regulation.

• To allow us to segregate our regulated and unregulated businesses, thereby allowing more flexibility with respect to unregulated businesses while helping to protect the customers of MGE from the risks of those businesses.

Q: Will the formation of a holding company change the focus of MGE's business or impair its operations?

A: MGE's primary focus will continue to be to service its core utility customers. We intend that the utility operations of MGE continue to constitute the predominant activity of the holding company for the foreseeable future, and that forming a holding company not impair the operation of MGE's utility business. Forming a holding company will not, in any way, affect our responsibilities, qualifications or authority to operate and maintain our utility assets.

Q: Will I have to exchange my MGE stock certificates for new MGE Energy stock certificates?

A: No. Your MGE stock certificates will automatically represent MGE Energy common stock instead of MGE common stock following the share exchange.

Q: Will my dividends be affected?

A: There is no reason to expect that dividends will be affected by the restructuring. MGE intends to pay dividends to MGE Energy in amounts that will be sufficient for the holding company to pay cash dividends to its shareholders on the same dates and in the same amounts as MGE currently pays dividends. As in the past, however, the ability of MGE to pay dividends will depend upon the availability of retained earnings and its financial circumstances. In the future, dividends from subsidiaries other than MGE may also be a source of funds for dividend payments by the holding company.

Q: What are the Federal income tax consequences of the exchange?

A: You will not recognize any gain or loss for Federal income tax purposes if you exchange your MGE common stock for MGE Energy common stock. You will have the same tax basis and holding period in your MGE Energy common stock as you have in your MGE common stock. Please refer to "Proposal to Approve the Formation of a Holding Company and Agreement and Plan of Share Exchange — Material Federal Income Tax Consequences" on page 19.

Q: *Do holders of MGE common stock have dissenters' rights in connection with the share exchange and corporate restructuring?*

A: No. Under the Wisconsin Business Corporation Law, holders of MGE common stock are not entitled to dissenters' rights in connection with the share exchange and corporate restructuring. Please refer to "Proposal to Approve the Formation of a Holding Company and Agreement and Plan of Share Exchange — Rights of Dissenting Shareholders" on page 13.

Q: *Will either MGE or the holding company be able to elect not to complete the share exchange after the holders of common stock of MGE have approved it?*

A: Yes. After shareholder approval of the share exchange, either MGE or MGE Energy may decide not to complete the share exchange and may terminate the Agreement and Plan of Share Exchange if their respective Boards of Directors determine that consummation of the share exchange would be inadvisable or that any regulatory or other approval deemed necessary or advisable has not been obtained within a reasonable time after shareholder approval. Please refer to "Proposal to Approve the Formation of a Holding Company and Agreement and Plan of Share Exchange — Termination or Amendment of Plan of Share Exchange" on page 12.

Q: *Where will my MGE Energy common stock be traded?*

A: We expect the MGE Energy common stock to be quoted on the Nasdaq National Market and, after the exchange, to trade under the stock symbol "MGEE."

Q: *Who will manage MGE Energy?*

A: The initial Board of Directors of MGE Energy will consist of the same directors serving in the same classes as the Board of Directors of MGE. The first election of MGE Energy directors will be the election of the Class II directors at MGE Energy's annual meeting of shareholders in 2003. In addition, we anticipate that the holding company and MGE will have common officers.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

MGE Selected Consolidated Financial Information

The following table sets forth selected consolidated financial information with respect to MGE and its subsidiaries (including MGE Energy). This financial information is derived from, and qualified by reference to, the consolidated financial statements contained in MGE's Form 10-K Reports for the years ended December 31, 1997 through 2001, and incorporated herein by reference.

MADISON GAS AND ELECTRIC COMPANY
SELECTED CONSOLIDATED FINANCIAL DATA
(In thousands, except per-share amounts)

	For the years ended Dec. 31				
	2001	**2000**	**1999**	**1998**	**1997**
Summary of Operations					
Operating Revenues:					
Electric	$203,178	$203,176	$185,955	$169,563	$163,123
Gas	130,533	120,932	88,079	80,189	101,525
Total	333,711	324,108	274,034	249,752	264,648
Operating expenses	274,340	258,411	219,910	199,954	212,921
Other general taxes	10,864	10,180	9,306	9,263	8,797
Income tax items	13,836	15,416	12,268	10,723	11,940
Net operating income	34,671	40,101	32,550	29,812	30,990
Other (loss)/income (including AFUDC-equity)	6,263	1,383	3,235	3,273	2,257
Income before interest expense and cumulative effect of a change in accounting principle	40,934	41,484	35,785	33,085	33,247
Interest expense (including AFUDC-equity)	13,572	14,129	12,039	10,855	10,724
Net income before cumulative effect of a change in accounting principle	27,362	27,355	23,746	22,230	22,523
Cumulative effect of a change in accounting principle, net of tax benefit of $78(1)	(117)	—	—	—	—
Net Income	27,245	$ 27,355	$ 23,746	$ 22,230	$ 22,523
Average shares outstanding	16,819	16,382	16,084	16,080	16,080
Earnings per share before cumulative effect of a change in accounting principle	$ 1.63	$ 1.67	$ 1.48	$ 1.38	$ 1.40
Cumulative effect of a change in accounting principle(1)	(0.01)	—	—	—	—
Earnings per share (basic and diluted)	$ 1.62	$ 1.67	$ 1.48	$ 1.38	$ 1.40
Dividends paid per share	$ 1.328	$ 1.318	$ 1.308	$ 1.298	$ 1.287
Book value per share	$ 12.67	$ 12.05	$ 11.49	$ 11.34	$ 11.25
Assets					
Electric	$371,423	$395,622	$342,130	$311,563	$313,855
Gas	130,125	123,486	114,881	111,762	118,339
Assets not allocated	39,903	52,496	38,499	42,940	39,596
Total	$541,451	$571,604	$495,510	$466,265	$471,790
Capitalization including Short-Term Debt					
Common shareholders' equity	$216,292	$200,312	$185,686	$182,275	$180,923
Long-term debt(2)	177,600	183,637	159,799	159,761	129,923
Short-term debt	9,500	44,000	15,750	—	33,500
Total Capitalization	$403,392	$427,949	$361,235	$342,036	$344,346

(1) The change in accounting principle adjustment to 2001 net income is due to MGE's adoption of SFAS No. 133.

(2) Includes current maturities.

The consolidated assets and liabilities of MGE Energy and its subsidiaries (including MGE) immediately after the share exchange will be the same as the consolidated assets and liabilities of MGE and its subsidiaries (including MGE Energy) immediately before the share exchange. Please refer to "Proposal to Approve the Formation of A Holding Company and Agreement and Plan of Share Exchange — Financial Statements; Accounting Treatment" on page 19.

MGE Historical Per Share Information

MGE's common stock is quoted on the Nasdaq National Market under the symbol "MDSN." MGE Energy's common stock is not traded. We expect that MGE Energy common stock will be approved for quotation on the Nasdaq National Market and will be traded under the symbol "MGEE" after completion of the share exchange.

The closing price for MGE common stock on November 1, 2001, the last trading day before we announced the formation of a holding company structure, was $24.86.

In the table above, we provide selected historical per share data for MGE. You should read the per share information in conjunction with the historical consolidated financial information of MGE incorporated by reference herein and the rest of the selected consolidated financial information on page 4.

RISK FACTORS

Unregulated Businesses May Involve More Risk

The formation of a holding company allows us to pursue, through separate subsidiaries, business opportunities in markets that are both regulated and unregulated. Unregulated businesses may involve more risk than those of MGE, which is primarily a regulated utility. The value of a common shareholder's investment in the holding company could be adversely affected because of the greater risk of these businesses.

Dividends on the Holding Company Common Stock Depend on Dividends Paid on MGE Common Stock

After the share exchange, MGE, as a subsidiary of the holding company, will be, at least initially, the holding company's largest source of income. MGE will own, either directly or indirectly, most of the operating assets. When the restructuring takes effect, it is expected that dividends on the holding company common stock will be declared and paid on the same schedule and rate currently followed for dividends on MGE common stock. Subsequently, holding company dividends will depend on the future earnings and financial condition of the holding company and its subsidiaries. For more information on the restriction of MGE's ability to pay dividends, see "Dividend Policy" on page 13.

Rights of MGE Energy Shareholders to the Assets of the Holding Company May be Limited

In the event of liquidation or bankruptcy of MGE or MGE Energy following the share exchange, the rights of MGE Energy shareholders to its assets will be subordinate to the rights of creditors and holders of any preferred stock of MGE, as would presently be the case, and also to the rights of any creditors of MGE Energy to the extent that the obligations to such creditors were not satisfied out of the assets of the holding company or its nonutility subsidiaries.

VOTING

Number of Votes Per Share

Each share of common stock issued and outstanding as of the record date for the meeting is entitled to one vote at the meeting, except as described below for shareholders who own more than a specified percentage of the common stock. If you are a participant in the MGE Dividend Reinvestment and Direct Stock Purchase Plan, the shares you have accumulated in that plan are held by the administrator under the nominee name of Madge & Co., and those shares, including your reinvestment shares, will be voted in accordance with the direction given on your proxy. As of March 5, 2002, the record date for the meeting, there were 17,120,579 shares of common stock of MGE issued and outstanding.

At MGE's 1985 Annual Meeting of Shareholders, shareholders approved an amendment to the MGE Articles of Incorporation limiting the voting power of any shareholder who acquires more than 10 percent of the outstanding voting stock of MGE. In addition, under the Wisconsin Business Corporation Law, the voting power of shares held by any person in excess of 20 percent of the voting power in the election of directors is limited to 10 percent of the full voting power of the excess shares. To our knowledge, neither of these limitations currently apply to any shareholder.

How Street Name Holders May Vote

If you own shares through a broker, the registered holder of those shares is your broker or its nominee. If you receive MGE proxy materials from your broker, you should vote your shares by following the procedures specified by your broker. Your broker will tabulate the votes it has received from its customers and submit a proxy card to MGE reflecting those votes. If you plan to attend the annual meeting and vote in person your shares held by your broker, you should contact your broker to obtain a broker's proxy card and MGE's Shareholder Services (1-800-356-6423) to make a reservation for the meeting.

How Record Holders May Vote

The record date for the meeting is March 5, 2002. Holders of record as of such date can vote in person at the meeting or by proxy. By giving MGE your proxy, you are authorizing the individuals named on our proxy card (the proxies) to vote your shares in the manner you indicate.

As a convenience to you, we are providing you with the option to vote by proxy via the Internet or via toll-free touch-tone telephone. You may still cast your vote by returning your signed and dated proxy card. Instructions regarding all three methods of voting are included on the proxy card. If you sign and return the proxy card without specifying any instructions and without indicating expressly that you are not voting some or all of your shares, your shares will be voted for the Agreement and Plan of Share Exchange and for the election of all three director nominees. The signature on the proxy card should correspond exactly with the name of the shareholder as it appears on the proxy card. Where stock is registered in the name of two or more persons, each of them should sign the proxy. If you sign a proxy card as an attorney, officer, personal representative, administrator, trustee, guardian, or similar capacity, please indicate your full title in that capacity.

Holders Needed to Establish a Quorum

A quorum is necessary to hold a valid meeting of shareholders. If shareholders entitled to cast at least a majority of the shares entitled to vote at the meeting are present in person or by proxy, a quorum will exist. In order to assure the presence of a quorum, please vote via the Internet, telephone, or sign and return your proxy card promptly in the enclosed postage-paid envelope even if you plan to attend the meeting. Abstentions and broker nonvotes are counted as present for establishing a quorum. A broker nonvote occurs when a broker votes on one or more matters on the proxy card, but not on others because the broker does not have the authority to do so.

The Vote Necessary for Action to be Taken

In voting on the Agreement and Plan of Share Exchange, you may vote in favor of the plan or against the plan or you may abstain from voting. The vote required to approve the plan is the affirmative vote of two-thirds of the outstanding shares of MGE common stock. As a result, abstentions, as well as broker nonvotes, will have the same legal effect as a vote against the Agreement and Plan of Share Exchange.

In voting for the election of directors, you may vote for the election of all of the nominees or you may withhold your votes as to all or specific nominees. The three persons receiving the greatest number of votes will be elected to serve as Class I directors. Accordingly, withholding authority to vote for a director and broker nonvotes with respect to the election of directors will not affect the outcome of the election of directors.

Revocation of Proxies

If you are a registered holder of MGE common stock, you may revoke your proxy by giving written revocation to MGE's Corporate Secretary at any time before your proxy is voted, by executing a later-dated proxy card which is voted at the meeting, or by attending the meeting and voting your shares in person. If your shares are held by a broker, you must contact your broker to revoke your proxy. Attendance at the meeting will not automatically revoke your proxy.

Electronic Access to Proxy Materials and Annual Report

Shareholders can elect to view future proxy statements and annual reports over the Internet instead of receiving paper copies in the mail. You can choose this option by marking the appropriate box on your proxy card or by calling MGE's Shareholder Services toll-free number (1-800-356-6423).

Where You Can Find More Information

MGE is currently the parent company of MGE Energy. MGE files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. MGE's SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. Reports, proxy statements and other information filed by MGE may also be inspected at the offices of The Nasdaq Stock Market, Inc. National Market System, 1735 K Street, N.W., Washington, D.C. 20006-1500.

Incorporation of Certain Documents by Reference

SEC rules allow us to "incorporate by reference" the information that we file with them. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is an important part of this document, and information that is filed later with the SEC will automatically update and replace this information.

We incorporate by reference the following documents and any filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 from the date of this document until all of the MGE common stock is exchanged for the common stock of MGE Energy:

• MGE Annual Report to the SEC on Form 10-K for the year ended December 31, 2001.

MGE Energy has filed a registration statement with the SEC under the Securities Act of 1933. The primary purpose of the registration statement is to register the shares of MGE Energy common stock that will be issued in the share exchange. This document does not contain all of the information set forth in the registration statement.

You should not assume that our business affairs have not changed since the date of this document just because this document is delivered to you or a sale is made hereunder.

ITEM I: PROPOSAL TO APPROVE THE FORMATION OF
A HOLDING COMPANY AND AGREEMENT AND PLAN OF SHARE EXCHANGE

Formation of a Holding Company

We are asking you to approve the formation of a holding company through the exchange of MGE common stock for common stock of MGE Energy. After the share exchange, MGE will become a wholly owned subsidiary of MGE Energy.

MGE and MGE Energy, the proposed holding company, have entered into an Agreement and Plan of Share Exchange. A copy of that plan is attached as Exhibit A and is incorporated by reference into this document. Highlights include:

- MGE Energy is a Wisconsin corporation and presently a wholly owned subsidiary of MGE.

- If MGE shareholders approve the share exchange, it will become effective at the close of business on the date that the Articles of Share Exchange are filed with the Wisconsin Department of Financial Institutions, which filing will follow the receipt of applicable regulatory approvals.

- On the effective date of the share exchange, each share of MGE common stock will be exchanged for one share of common stock of the holding company. As a result, all MGE common shareholders will become common shareholders of MGE Energy, the holding company. All the shares of common stock of the holding company previously held by MGE will be canceled.

- After the share exchange, MGE will be a wholly owned subsidiary of MGE Energy, the holding company. MGE debt securities and other financial obligations will continue to be obligations of MGE. See "Treatment of MGE Indebtedness" on page 18.

Up to 17,500,000 shares of MGE common stock may be exchanged for shares of MGE Energy common stock upon the effectiveness of the share exchange. The exact number of shares will depend upon the number of shares issued and outstanding at the time of the share exchange. This number may change for various reasons, including the issuance of additional shares under MGE's dividend reinvestment plan.

Reasons for Formation of a Holding Company

General

The primary purposes of the proposed restructuring are:

- To provide additional flexibility for financing so that MGE can adapt to changes in the energy industry, which will allow MGE to serve its customers more effectively while maintaining the required utility capital structure in a cost-effective manner.

- To provide flexibility for us to meet the business demands of a changing energy industry.

- To provide investment opportunities, which are related to MGE's core utility business or which may benefit the service territory, but will not be subject to public utility regulation.

- To allow us to segregate our regulated and unregulated businesses, thereby allowing more flexibility with respect to unregulated businesses while helping to protect the customers of MGE from the risks of those businesses.

Financing Flexibility

Management anticipates that the holding company structure will permit the use of financing techniques that are more directly suited to the particular requirements, characteristics, and risks of the MGE system's other businesses, without any material impact on the capital structure or creditworthiness of MGE. For example:

- The holding company, in addition to receiving dividends from MGE, will be able to obtain funds through its own debt or equity financings. Its debt and/or equity will generally not be subject to regulation by the PSCW or FERC.

- MGE will be able to obtain funds through its own financings, which may include the issuance of debt or preferred stock, as well as the issuance of additional shares of MGE common stock to the holding company.

- The other businesses may obtain funds from the holding company, from affiliates, including MGE if regulatory approval is granted, or from their own outside financings. Of course, any financings will depend upon the financial and other conditions of the entities involved and market conditions.

- The holding company structure is also intended to afford additional flexibility for maintaining the capital ratios of MGE at levels determined to be appropriate by regulatory authorities. This ability to adjust the components of the capital structure of MGE will help to maintain stable utility rates for consumers. Under the holding company structure, capital ratios of the utility would be subject to adjustment from time to time through dividends to, or equity investment from, the holding company.

In addition to flexible financing options, we believe that a holding company structure will better facilitate the deployment of any portion of MGE's earnings that are not required for reinvestment in the utility business, as well as the deployment of capital that may be raised by the holding company.

Changing Energy Industry

MGE has operated primarily as a traditional combination utility that generates and distributes electricity and also purchases, transports and distributes natural gas. The regulation of utilities and the markets that the company has traditionally served are changing. In recent years, federal and state initiatives have promoted the development of competition in the generation and sale of electricity, as well as in the natural gas business. These initiatives have sought to separate the services that utilities traditionally have provided, such as separating retail sales and related distribution from wholesale sales and related transmission. They have also enabled certain types of customers to purchase electricity and natural gas directly from suppliers other than their local transmission or distribution utilities and natural gas suppliers.

The traditional utility company structure is no longer best suited for meeting the business demands of a competitive energy marketplace. The holding company structure is a well established form of organization for companies engaging in multiple lines of business, and is increasingly prevalent in the electric utility industry. Many utilities already are organized under a public utility holding company structure. Under a holding company structure, we would be able to engage in non-utility businesses without obtaining the prior approval of the PSCW. This would enable us to pursue such business opportunities in a timely manner. The holding company structure would also allow us to consider using alternative financing structures, recently authorized in Wisconsin state law, to construct new generation facilities that will help MGE meet the supply needs of its customers.

Business Segregation

Industry changes inside and outside MGE's Wisconsin service territory are already presenting us with new business opportunities. We have already begun to take advantage of these opportunities.

- MGE and the University of Wisconsin propose building a natural gas-fired cogeneration plant estimated to cost between $175 million to $195 million to help meet future needs of the University and MGE customers. This facility would produce steam heat and chilled-water air conditioning for the University and approximately 100 megawatts of electricity to help meet growing customer demand in the Madison area. MGE would own the electric-generating portion of the plant. MGE would likely operate and maintain the plant. The plant is expected to start operating in 2004.

- MGE has a memorandum of understanding to own a portion of the coal-fired base load generation included in Wisconsin Energy Corp.'s modified "Power the Future" proposal. The proposal includes three 600-megawatt coal-fired units of new generation. MGE holds options for ownership of 50 megawatts in each unit for a total of 150 megawatts. If Wisconsin Energy's proposal is approved and MGE fully exercises its options, MGE's expected investment over the next 10 years would range from $150 million to $175 million.

We will consider various opportunities as the energy industry continues to change. Our primary focus will continue to be to service our core utility customers in the communities we serve. The holding company structure will facilitate competitive new generation projects and allow for the financial returns from these projects to be retained for the benefit of MGE's system and the holding company's shareholders. We currently anticipate that MGE Energy through a subsidiary will build and own electric generation and will lease that generation to MGE under long-term lease arrangements subject to approval by the PSCW.

The corporate segregation afforded by a holding company structure will allow the separation of MGE's ancillary lines of business from its remaining core electric and gas utility business, while retaining common ownership of these businesses under the holding company. When new business opportunities arise, new lines of businesses can be operated through the holding company subsidiaries. We believe that the segregation of business functions will facilitate the development of ancillary businesses, and better protect the utility and its customers from the risks associated with the operations of ancillary business activities.

In contrast to a holding company structure, MGE's current corporate structure does not allow the same degree of financial separation because all business activities must either be part of the utility itself or be conducted in entities owned by the utility. As a result, any volatility in earnings associated with these other businesses will continue to be reflected in the present utility's financial results. In a holding company structure, these other businesses will be operated as subsidiaries of the holding company. The utility will be more effectively protected from the potential volatility of these operations because the activities of sister companies of MGE will not be reflected in the utility's financial statements. Any unfavorable financial results or liabilities of these companies generally will not adversely affect MGE's equity capital.

The Wisconsin Holding Company Act, which requires PSCW approval before the proposed restructuring would take effect, provides that the maintenance of a financially healthy utility depends upon the maintenance of an economically healthy service territory. The public interest and the interest of investors and consumers are benefited when public utility holding companies conduct substantial business activities, attract new businesses, expand existing business, provide investment capital for new business ventures, and otherwise promote employment and commerce in the service territories of their utility affiliates or in Wisconsin. The Board of Directors has proposed the restructuring with a view toward engaging in those activities as well as advancing the other purposes indicated above.

We intend that the utility operations of MGE continue to constitute the predominant activity of the holding company for the foreseeable future, and that forming a holding company not impair the operation of MGE's utility business. We continue to be committed to providing high-quality utility service in MGE's franchised territory. Forming a holding company will not, in any way, affect our responsibilities, qualifications or authority to operate and maintain our utility assets.

Companies Subject to Share Exchange

MGE

Madison Gas and Electric Company, a Wisconsin corporation organized in 1896, is a public utility that generates and distributes electricity in Dane County, Wisconsin (250 square miles). MGE also purchases, transports and distributes natural gas in seven Wisconsin counties: Columbia, Crawford, Dane, Iowa, Juneau, Monroe and Vernon (1,325 square miles). MGE's principal executive office is located at 133 South Blair Street, Post Office Box 1231, Madison, Wisconsin 53701-1231 (telephone: (608) 252-7000).

MGE Energy

MGE Energy was incorporated in Wisconsin on October 31, 2001. It is a direct, wholly owned subsidiary of MGE. On the effective date of the share exchange, MGE Energy will become the parent of MGE. MGE Energy's principal executive office is located at 133 South Blair Street, Post Office Box 1231, Madison, Wisconsin 53701-1231 (telephone: (608) 252-7000).

Currently, MGE Energy has no assets and has not engaged in any business operations. All of MGE's business operations conducted by MGE and its subsidiaries immediately before the effective date of the share exchange will continue to be conducted by MGE and its subsidiaries immediately after the effective date, except that MGE will be a subsidiary of MGE Energy. The consolidated assets and liabilities of MGE and those of MGE's subsidiaries immediately before the effective date will be the same as the consolidated assets and liabilities of MGE and its subsidiaries immediately after the effective date. We currently expect that MGE Energy will not itself be an operating company at the parent company level.

MGE Energy will not be subject to regulation by FERC, except to the extent that the rules and orders of that agency impose restrictions on the holding company's relationship with MGE or MGE's relationship with other subsidiaries of the holding company. The holding company will be subject to the regulation of the PSCW as further described under "Regulatory Matters — Public Service Commission of Wisconsin Regulation" on page 21. In addition, MGE Energy will be a "public utility holding company" under the Public Utility Holding Company Act of 1935; however, we expect MGE Energy to be exempt from most of the provisions of that law. Please refer to "Regulatory Matters" on page 20.

We have not yet determined the final corporate structure of MGE Energy after the share exchange. After the share exchange and subject to regulatory approval, the holding company intends to realign MGE's subsidiaries. This realignment may include the transfer of the common stock of MGE's subsidiaries to MGE Energy, making them direct subsidiaries of the holding company. MGE Energy may also form new subsidiaries. The manner and timing of any realignment will depend on a number of factors, including the regulatory approvals and the business judgment of our Board of Directors. You are not being asked to vote on the timing or manner of this realignment of MGE's businesses.

Termination or Amendment of Plan of Share Exchange

After shareholder approval of the share exchange:

• Either MGE or MGE Energy may decide not to complete the share exchange and may terminate the Agreement and Plan of Share Exchange if their respective boards of directors determine that consummation of the share exchange would be inadvisable or that any regulatory or other approval deemed necessary or advisable has not been obtained within a reasonable time after shareholder approval.

• Either MGE or MGE Energy may change the terms of the share exchange by approval of their respective boards of directors, except that neither party can:

— change the amount or kind of shares to be received; or

— materially and adversely affect the rights of the shareholders.

Conditions to Share Exchange

The share exchange will not happen until all of the following conditions are satisfied:

• The share exchange is approved by the affirmative vote of the holders of two-thirds of the outstanding shares of MGE common stock.

• The shares of MGE Energy are approved for quotation on the Nasdaq National Market.

• We obtain necessary regulatory approvals, including the approval or waiver of FERC and the PSCW.

On February 25, 2002, FERC approved our application for the formation of the holding company structure. We expect to receive the approval or waiver of the PSCW after approval by the MGE shareholders of the share exchange.

Listing of MGE Energy Common Stock

We expect that MGE Energy common stock will be approved for quotation on the Nasdaq National Market. MGE Energy common stock will trade under the stock symbol "MGEE" after completion of the share exchange.

Rights of Dissenting Shareholders

Under the Wisconsin Business Corporation Law, holders of MGE common stock are not entitled to dissenters' rights in connection with the share exchange and corporate restructuring. Although holders of MGE common stock are entitled to vote on the plan, dissenters' rights are not provided by the Wisconsin Business Corporation Law for shares which on the record date for voting on a plan of share exchange were quoted on the Nasdaq National Market, subject to certain exceptions inapplicable to the share exchange. On the record date for the annual meeting, MGE common stock was quoted on the Nasdaq National Market.

No Exchange of Stock Certificates

MGE shareholders do not have to exchange their stock certificates after the share exchange.

After the share exchange, each stock certificate representing shares of MGE common stock will automatically represent the same number of shares of MGE Energy common stock. When stock certificates representing MGE common stock are presented for transfer as part of the regular trading of stock after the share exchange, new certificates representing MGE Energy common stock will be issued.

Dividend Policy

After the share exchange, we expect that quarterly dividends on MGE Energy common stock will be declared and paid on the same schedule currently followed for dividends on MGE common stock. The most recent quarterly dividend paid on MGE common stock was $0.3333 per share payable on December 15, 2001 to holders of record on December 1, 2001.

Consistent with the current policy, there is no guarantee of the amount of the quarterly dividend or of the payment of future dividends. The rate and timing of dividends on the common stock of the holding company will depend on the future earnings and financial condition of the holding company and its subsidiaries, including MGE, and on other factors affecting dividend policy, all of which cannot now be determined. As a practical matter, the ability of MGE Energy to pay dividends on its common stock will be governed by the ability of the operating subsidiaries to pay dividends to the holding company. For a period of time after the share exchange, the funds needed by MGE Energy to pay dividends on its common stock are expected to come primarily from the dividends paid by MGE. In the future, dividends from MGE Energy's subsidiaries other than MGE may also be a source of funds for dividend payments by the holding company.

MGE intends to pay dividends to MGE Energy in amounts which, to the extent not otherwise provided by dividends and other funds from any other subsidiaries, will be sufficient to pay cash dividends on the common stock of the holding company. The amount of dividends to be paid by MGE will also be used to pay the operating expenses of the holding company and for other corporate purposes that the Board of Directors of the holding company determines.

MGE's ability to make regular cash dividends to MGE Energy after the share exchange will be subject to the availability of earnings and the needs of its business. Because MGE will remain subject to regulation by the PSCW and FERC, the amount of its earnings and dividends will be affected by the manner in which these commissions regulate MGE.

Directors and Executive Officers

The MGE Energy Board of Directors will consist of nine directors divided into three classes, with one class to be elected each year for a three year term. On the effective date of the share exchange, the members of the Board of Directors of MGE serving immediately prior to the share exchange will become members of the Board of Directors of MGE Energy, in the same class as each director then currently serves.

After the share exchange, we expect that the following executive officers will hold the following offices with MGE Energy, which are the same offices that they currently hold with MGE:

Executive	Title
Gary J. Wolter	Chairman of the Board, President and Chief Executive Officer
David C. Mebane.	Vice Chairman of the Board
Mark C. Williamson	Executive Vice President and Chief Strategic Officer
Mark T. Maranger	Senior Vice President, MGE
Lynn K. Hobbie	Senior Vice President
James G. Bidlingmaier	Vice President — Administration and Chief Information Officer
Kristine A. Euclide	Vice President and General Counsel
Terry A. Hanson	Vice President, Chief Financial Officer and Secretary
Jeffrey C. Newman	Vice President and Treasurer

MGE Energy and MGE each may have directors or executive officers who are not directors or executive officers of the other.

Immediately after the share exchange, we expect that MGE Energy will use various services of MGE, including facilities and equipment, executive management, administration, accounting, finance, communications, purchasing, billing, information systems, corporate secretarial, insurance and others. The use of these services may change in the future.

The directors and executive officers of MGE and their affiliates hold less than one percent of the outstanding common stock of MGE.

Common Stock of MGE

Authorization

The authorized capitalization of MGE currently consists of:

- 50,000,000 shares of common stock, $1 par value, of which 17,120,579 shares were issued and outstanding as of March 5, 2002, the record date; and

- 1,175,000 shares of cumulative preferred stock, $25 par value, of which no shares were issued and outstanding as of March 5, 2002, the record date.

Preferences

Dividends and distributions of assets, if MGE were liquidated, are payable first to holders of MGE preferred stock, if any such preferred stock is outstanding, then to the holders of its common stock. To the extent the holding company depends on MGE for its dividend payments, the common stock of the holding company would also receive dividends only after dividends were paid to holders of outstanding MGE preferred stock, if any.

Rights of Shareholders

MGE's Articles and By-laws contain the following provisions that relate to MGE common stock:

- In general, each shareholder on the applicable record date is entitled to one vote per share, and holders of MGE common stock will vote together as a single class, at each annual or special meeting of shareholders. Under MGE's Articles of Incorporation, the voting rights of a shareholder who acquires more than 10 percent of the outstanding voting stock of MGE are limited. Please refer to "Voting — Number of Votes Per Share" on page 6. In addition, under the Wisconsin Business Corporation Law, the voting power of shares held by any person in excess of 20 percent of the voting power in the election of directors is limited to 10 percent of the full voting power of the excess shares.

- All corporate action to be taken by MGE's shareholders may be authorized by a majority of the votes cast by holders entitled to vote at a duly authorized meeting, although

  — the affirmative vote of the holders of two-thirds of the outstanding stock of MGE is necessary to amend the Articles of Incorporation and, pursuant to the Wisconsin Business Corporation Law, to approve various fundamental corporate changes, including a merger or share exchange or the sale of all or substantially all of the assets or the dissolution of MGE; and

  — the approval of 80% of the votes cast by holders entitled to vote at a duly authorized meeting is required to amend the provisions of MGE's By-laws relating to the removal of directors only for cause.

- No shareholder has a right to subscribe for or purchase any future issue of MGE shares.

- If MGE were liquidated, dissolved or its affairs were wound up, holders of MGE common stock would be entitled to its assets and funds after payment is made to the holders of its preferred stock of which there are none currently.

Common Stock of the Holding Company

Authorization

MGE Energy is authorized to issue 50,000,000 shares of common stock, $1 par value.

As of March 5, 2002, the record date, 100 shares of MGE Energy common stock were outstanding and held by MGE, and no other shares of stock were issued or outstanding. After the share exchange, the Board of Directors of MGE Energy can issue all or any portion of its unissued common stock. Holders of common stock of the holding company will have no right to subscribe for or to purchase any future issue of common stock of the holding company.

Preferences

Dividends and distributions of assets, if MGE Energy were liquidated, are payable to holders of the holding company's common stock. Initially the operations of the holding company will be conducted primarily through MGE, and the rights of the holders of common stock of MGE Energy to participate in the distribution of assets of MGE upon the liquidation or reorganization of that subsidiary or otherwise will be subject to the prior claims of any holders of preferred stock of MGE. Currently there is no outstanding preferred stock of MGE.

Dividends on MGE Energy common stock will be paid as determined by the MGE Energy Board of Directors from time to time out of funds available for that purpose. Please refer to "Dividend Policy" on page 13 for a discussion of our dividend policy and the holding company's expected dependence on MGE's declaration of dividends.

Rights of Shareholders

Except as described below under "Comparison of MGE Common Stock and MGE Energy Common Stock," the rights of holders of MGE Energy common stock will not be materially different from the rights of holders of MGE common stock.

The Amended and Restated Articles of Incorporation and Amended and Restated By-laws of the holding company contain the following provisions that relate to MGE Energy common stock:

- Except as described above under "Common Stock of MGE — Rights of Shareholders," each shareholder on the applicable record date is entitled to one vote per share, and holders of the common stock of the holding company will vote together as a single class, at each annual or special meeting of the shareholders.

- All corporate action to be taken by MGE Energy's shareholders may be authorized by a majority of votes cast by holders entitled to vote at a duly authorized meeting, although

  — the affirmative vote of the holders of two-thirds of the outstanding stock of MGE Energy is necessary to amend the Articles of Incorporation and to approve various fundamental corporate changes, including a merger or share exchange or the sale of all or substantially all of the assets or the dissolution of MGE Energy; and

  — the approval of 80% of the votes cast by holders entitled to vote at a duly authorized meeting is required to amend the provisions of MGE Energy's Amended and Restated By-laws relating to the removal of directors only for cause.

- No shareholder has a right to subscribe for or purchase any future issue of holding company shares.

Board of Directors

Immediately after the share exchange, the Board of Directors of the holding company will have nine members, three in each of three classes, serving staggered three-year terms. The initial directors of MGE Energy will be the same as the directors of MGE immediately prior to the share exchange.

Comparison of MGE Common Stock and MGE Energy Common Stock

As Wisconsin corporations, both MGE and MGE Energy are governed by the Wisconsin Business Corporation Law. As a result of the share exchange, holders of MGE common stock, whose rights as shareholders are currently governed by MGE's Articles of Incorporation and By-laws, will become holders of MGE Energy common stock, whose rights as shareholders will be governed by the MGE Energy Articles of Incorporation and By-laws.

The following table summarizes the principal differences between the rights of MGE shareholders and holders of MGE Energy common stock after the share exchange under the Wisconsin Business Corporation Law and the respective Articles of Incorporation and By-laws of each company. We have attached the MGE Energy Amended and Restated Articles of Incorporation as Exhibit B for your convenience. The MGE Energy Amended and Restated By-laws are included as an exhibit to the registration statement of which this document forms a part.

	MGE Common Stock	MGE Energy Common Stock
Authorized Shares.............	50,000,000 shares of common stock, $1 par value and 1,175,000 shares of cumulative preferred stock, $25 par value.	50,000,000 shares of common stock, $1 par value.
Number of Directors	Minimum of seven and maximum of 13. Actual number to be 11 or such other number as is set by the Board of Directors.	Minimum of one and maximum of 13. Actual number to be set by the Board of Directors.

MGE Energy's Articles of Incorporation do not authorize the issuance of preferred stock. The SEC has indicated in the past that it does not favor what it considers to be complex capital structures for public utility holding companies. Although we believe that MGE Energy will be exempt from the Public Utility Holding Company Act of 1935, we nevertheless believe that it is prudent to maintain a simple capital structure at the holding company level. After the share exchange, MGE will still have authorized preferred stock that it may issue, thus we will have the ability to use preferred stock as a method of financing MGE's operations. In addition, the investors to whom we would most likely sell preferred stock in the future would rather invest in preferred stock issued by a regulated utility.

Although the maximum number of directors making up the MGE and MGE Energy Boards of Directors is the same, the minimum numbers are seven and one, respectively. Until the effective time of the share exchange, MGE Energy will have only one director. Since the holding company will be a wholly-owned subsidiary of MGE and will not conduct business operations until that time we do not feel that it is necessary or desirable to have more than one director. At the effective time of the share exchange the MGE Energy Board will be increased to nine members and all of the members of the MGE Board will become members of the Board of Directors of the holding company. Please refer to "Directors and Executive Officers" on page 14. We do not believe that it is necessary to state a default number of directors as is done in the MGE By-laws, as the Board of Directors of MGE Energy will always be able to specify the number of directors.

Possible Anti-Takeover Effects of Certain Provisions of the Holding Company Articles of Incorporation and By-Laws and Wisconsin State Law

Articles and By-laws

Provisions of MGE Energy's Articles and By-Laws providing for a classified board of directors, limiting the rights of shareholders to remove directors, reducing the voting power of persons holding 10% or more of the common stock of the holding company, requiring a two-thirds vote with respect to an amendment of the Articles and various fundamental corporate changes and permitting the holding company to issue additional shares of common stock without further shareholder approval except as required under rules of the Nasdaq National Market could have the effect, among others, of discouraging takeover proposals for MGE Energy or impeding a business combination between MGE Energy and a major shareholder of the holding company. All of these provisions are included in the Articles and By-Laws of MGE. Please refer to "Comparison of MGE Common Stock and MGE Energy Common Stock" on page 16.

Wisconsin Holding Company Act

The Wisconsin Holding Company Act provides that no person may take, hold or acquire, directly or indirectly, more than 10 percent of the outstanding voting securities of a holding company unless the PSCW determines that such action is in the best interest of utility consumers, investors and the public.

Wisconsin Antitakeover Statutes

Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law, which are referred to as the Wisconsin business combination statutes, prohibit a Wisconsin corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless prior to such date the board of directors approved the business combination or the transaction in which the person became an interested stockholder. Under specified circumstances, a Wisconsin corporation may engage in a business combination with an interested stockholder more than three years after the stock acquisition date. For purposes of the Wisconsin business combination statutes, a "business combination" includes a merger or share exchange, or a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to at least 5 percent of the aggregate market value of the stock or assets of the corporation or 10 percent of its earning power, or the issuance of stock or rights to purchase stock having a market value equal to at least 5 percent of the outstanding stock, the adoption of a plan of liquidation or dissolution, and other enumerated transactions involving an interested stockholder. An "interested stockholder" is a person who beneficially owns 10 percent of the voting power of the outstanding voting stock of the corporation or who is an affiliate or associate of the corporation and beneficially owned 10 percent of the voting power of the then outstanding voting stock within three years prior to the date in question.

Sections 180.1130 to 180.1133 of the Wisconsin Business Corporation Law, which are referred to as the Wisconsin fair price statutes, require that business combinations involving a "significant shareholder" and a

Wisconsin corporation be approved by a supermajority vote of shareholders, in addition to any approval otherwise required, unless the enumerated fair price conditions are met. For purposes of the Wisconsin fair price statutes, a "significant shareholder" is a person who beneficially owns, directly or indirectly, 10 percent or more of the voting power of the outstanding stock of the corporation, or who is an affiliate of the corporation which beneficially owned, directly or indirectly, 10 percent or more of the voting power of the outstanding stock of the corporation within two years prior to the date in question. The Wisconsin fair price statues may discourage any attempt by a shareholder to squeeze out other shareholders without offering an appropriate premium purchase price.

Subject to specified exceptions, Section 180.1150 of the Wisconsin Business Corporation Law, which is referred to as the Wisconsin control share statute, limits the voting power of shares of a Wisconsin corporation held by any person or persons acting as a group, including shares issuable upon the exercise of options, in excess of 20 percent of the voting power in the election of directors, to 10 percent of the full voting power of those excess shares. This provision may deter any shareholder from acquiring in excess of 20 percent of MGE Energy's outstanding voting stock.

Section 180.1134 of the Wisconsin Business Corporation Law, which is referred to as the Wisconsin defensive action restriction, provides that, in addition to the vote otherwise required by law or the articles of incorporation, a Wisconsin corporation must receive approval of the holders of a majority of the shares entitled to vote before the corporation can take the actions discussed below while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. Under the Wisconsin defensive action restriction, shareholder approval is required for the corporation to acquire more than 5 percent of the outstanding voting shares at a price above the market price from any individual who or organization which owns more than 3 percent of the outstanding voting shares and has held those shares for less than two years, unless a similar offer is made to acquire all voting shares. This restriction may deter a shareholder from acquiring shares of common stock if the shareholder's goal is to have the holding company repurchase the shareholder's shares at a premium over the market price. Shareholder approval is also required under the Wisconsin defensive action restriction for the corporation to sell or option assets of the corporation which amount to at least 10 percent of the market value of the corporation, unless the corporation has at least three independent directors and a majority of the independent directors vote not be governed by this restriction.

Treatment of MGE Preferred Stock

Currently, there are no shares of MGE preferred stock issued and outstanding and MGE does not anticipate issuing any preferred stock prior to the share exchange. Any shares of MGE preferred stock issued and outstanding at the time of the share exchange will not be converted or otherwise affected by the exchange.

Treatment of MGE Indebtedness

All of MGE's indebtedness outstanding immediately before the share exchange will continue to be outstanding indebtedness of MGE immediately after the share exchange.

MGE's first mortgage bonds will continue to be secured by first mortgage liens on all of its properties that are currently subject to these liens. We expect that no indebtedness of MGE will be assumed or guaranteed by the holding company.

Dividend Reinvestment Plan

If the share exchange is consummated, no shares of MGE common stock will thereafter be available for issuance under its Dividend Reinvestment and Direct Stock Purchase Plan (Investors Plus Plan). The holding company will succeed to the Investors Plus Plan as in effect immediately prior to the effective time of the share exchange. The Investors Plus Plan will be amended as necessary to provide for the issuance of MGE Energy common stock on and after the effective time.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock of MGE Energy is Continental Stock Transfer & Trust Company.

Financial Statements; Accounting Treatment

The consolidated financial statements of MGE are incorporated by reference into this document. Financial statements of MGE Energy are not presented in this document because MGE Energy is an inactive company without material assets or liabilities or operating history.

The consolidated assets and liabilities of MGE Energy and its subsidiaries (including MGE) immediately after the share exchange will be the same as the consolidated assets and liabilities of MGE and its subsidiaries (including MGE Energy) immediately before the share exchange. MGE Energy, on an unconsolidated basis, will record its investment in MGE and in any subsidiaries transferred by MGE to the holding company at their net book value. The share exchange will result in MGE Energy becoming the owner of all of the outstanding shares of MGE common stock. This change in ownership will have no accounting effect on MGE. If MGE transfers any of its subsidiaries to the holding company, the transfer will reduce MGE's retained earnings by an amount equal to the net book value of such subsidiaries.

Material Federal Income Tax Consequences

General

The following discussion summarizes the material federal income tax consequences relating to the share exchange. This summary is not a complete analysis of all of the potential federal income tax consequences relating to the transaction and may not address all aspects of income taxation that may be relevant to every shareholder. The personal tax circumstances of shareholders differ and shareholders may be subject to special treatment under the income tax laws, including:

- holders who are not United States persons;

- financial institutions;

- tax-exempt organizations;

- insurance companies;

- dealers or brokers in securities; or

- holders who held their stock as part of a hedge, appreciated financial position, straddle or conversion transaction.

Except as otherwise indicated, statements of legal conclusion about tax treatments, effects or consequences are the opinion of Sidley Austin Brown & Wood, counsel for MGE and MGE Energy. No rulings have been requested from the Internal Revenue Service. You should consult your own tax advisor about the specific tax consequences of the share exchange, including the application and effect of state or local income and other tax laws.

The following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, currently applicable Treasury regulations and existing judicial and administrative interpretations and decisions. Future legislation, regulations, administrative interpretations or court decisions could significantly change these legal conclusions either prospectively or retroactively.

The share exchange will be treated as a transfer of all of the outstanding common stock of MGE by MGE's shareholders to MGE Energy solely in exchange for all of the outstanding common stock of the holding company. This exchange will qualify for nonrecognition treatment under Section 351 of the Code.

Tax Implications to MGE Shareholders

For federal income tax purposes, no gain or loss will be recognized by the holders of MGE common stock as a result of the share exchange. The aggregate tax basis of MGE Energy common stock received by a shareholder will be the same as the shareholder's aggregate tax basis in MGE common stock surrendered in the share exchange. The holding period of the common stock of the holding company held by a shareholder will include the period during which the shareholder held MGE common stock, provided that the common stock was held as a capital asset on the date of the share exchange.

Tax Implications to MGE and the Holding Company

No gain or loss will be recognized by MGE or MGE Energy for federal income tax purposes as a result of the share exchange. For federal income tax purposes, the basis of MGE common stock received by the holding company will be the same as MGE's net asset basis immediately before the share exchange, subject to adjustments under Treasury Regulations relating to consolidated groups; and the holding company's holding period in the MGE common stock received in the share exchange will include the period during which that stock was held by the shareholders.

Other Tax Aspects

Apart from federal income tax aspects, no attempt has been made to determine any tax that may be imposed on a shareholder by the country, state or jurisdiction in which the holder resides or is a citizen. You may be subject to other taxes, such as state or local income taxes that may be imposed by various jurisdictions. You may also be subject to intangible property, transfer, estate and inheritance taxes in your state of domicile. You should consult your own tax advisor with regard to state and local income, property transfer, inheritance and estate taxes.

The federal income tax discussion set forth above is intended to provide only a summary of the material tax consequence of the share exchange, and does not address tax consequences which may vary with, or are contingent on, individual circumstances. Moreover, this discussion does not address any foreign, federal, state, or local tax consequences of the disposition of stock in MGE or MGE Energy either before or after the share exchange. Accordingly, you are strongly urged to consult with your tax advisor to determine the particular tax consequences to you of the share exchange or a disposition of stock.

Regulatory Matters

Exemption from Public Utility Holding Company Act of 1935

MGE Energy will be a "public utility holding company" as defined in the Public Utility Holding Company Act of 1935 following the share exchange; however, we believe that it will qualify for an exemption from substantially all of the provisions of that law. The exemption is available to holding companies whose business operations, including its public utility operations, are predominantly intrastate in character. The exemption does not, however, exempt a holding company from the law's requirement that SEC approval be obtained for direct or indirect acquisitions by the holding company of five percent or more of the voting securities of any other electric or gas utility company.

MGE Energy and MGE are Wisconsin corporations and will carry on their businesses substantially in Wisconsin and should be viewed as predominantly intrastate in character. MGE Energy will need to file an exemption statement with the SEC in order to claim the exemption discussed above, which it will do around the effectiveness of the share exchange, and will need to file annual exemption statements with the SEC in order to maintain the exemption. The exemption may be revoked by the SEC if a substantial question of law or fact exists as to whether the holding company continues to meet the exemption's requirements or if it appears that the exemption may be detrimental to the public interest or the interest of investors or consumers.

If the holding company is not exempt from this law, it will be subject to the law's provisions that require SEC approval for a wide range of transactions, including financings, acquisitions, and intrastate transactions. The holding company would also be subject to various accounting and reporting requirements.

Public Service Commission of Wisconsin Regulation

MGE will continue to be subject to the jurisdiction of the PSCW as to electric and gas rates, standards of service, issuance of securities, construction of new facilities, levels of short-term debt obligations, accounting, billing practices, certain transactions with non-utility affiliates (including the holding company) and various other matters. In setting rates, the PSCW will be required to consider MGE as a wholly independent corporation and to impute a capital structure to MGE and establish a cost of capital for MGE on a stand-alone basis.

MGE Energy will be subject to limited regulation by the PSCW under the provisions of the Wisconsin Holding Company Act. That Act regulates the formation of holding companies as well as specified activities of holding companies.

MGE will apply to the PSCW for approval of the holding company formation. The PSCW may modify any terms of, or add terms to, any approval granted. In approvals of holding company formations by other electric and gas public utility systems operating in Wisconsin, the PSCW has imposed various conditions. These conditions have included:

- specified reporting;

- prohibitions on intercompany transactions (including the sharing of officers, directors or employees or the transfer of any item of value) absent a PSCW-approved agreement regarding such transactions;

- the public utilities maintain a balanced capital structure within a reasonable range to be established by the PSCW in appropriate proceedings;

- the directors of the public utility set a dividend policy based upon the financial health of the utility as if it were not part of a holding company system and the public utilities submit specified forecasts in rate cases and other appropriate proceedings;

- the holding company provide full access to the records of the holding company and non-utility affiliates for any document which the PSCW staff determines is relevant to fulfill its statutory duties, with the burden to be on the holding company to prove that a document is not relevant or is protected by confidentiality;

- the public utility and the holding company submit management plans for maximum possible separation of officers and employees between utility and non-utility affiliates; and

- jurisdiction be retained by the PSCW.

MGE is unable to determine whether similar or other conditions will be imposed by the PSCW in connection with MGE's application.

Activities subject to regulation under the Wisconsin Holding Company Act include:

- The acquisition or holding of more than 10 percent of the outstanding voting securities of a holding company, which requires prior PSCW approval.

- If the PSCW finds that the capital of a public utility affiliate of a holding company will be impaired by payment of a dividend, it has the authority to order the affiliate to limit or cease payment of that dividend.

- The PSCW has full access to any document or other information to the extent relevant to the PSCW's performance of its duties with respect to public utility affiliates.

- Various transactions between a public utility and its holding company affiliates require prior PSCW approval. These transactions include lending money, guaranteeing obligations, specified combined advertising, providing utility service on different terms than available to other consumers in the same class, and specified sales and leases of real property and use of services of utility employees.

- The sale, lease, installation or maintenance by non-utility and utility affiliates of certain appliances requires PSCW approval, subject to specified exceptions.

The Wisconsin Holding Company Act prohibits:

- any public utility affiliate from providing any non-utility product or service in a manner or at a price that unfairly discriminates against any competing provider,

- any non-utility activity from being subsidized materially by the customers of any public utility in the system,

- the operation of the system in any way which materially impairs the credit, ability to acquire capital on reasonable terms or ability to provide safe, reasonable, reliable and adequate utility service of any public utility affiliate in the system,

- any transfer by a public utility affiliate to any other system company of any confidential public utility information, including customer lists, for use for any non-utility purpose, unless the PSCW has approved the transfer, and

- any termination of the system's interest in any public utility affiliate without PSCW approval.

The prohibitions above notwithstanding, a public utility affiliate may transfer to a nonutility affiliate, at book value, land, generating equipment, or associated facilities for purposes of implementing a leased generation contract as defined in section 196.52(9)(a)3 of the Wisconsin Statutes.

The Wisconsin Holding Company Act limits diversification by holding companies by limiting the dollar amount of non-utility investments relative to the dollar amount of utility investments. The Act provides that the net book value of the assets of all non-utility affiliates, after excluding investments in other holding company affiliates, may not exceed the sum of 25% of the net book value of all electric utility affiliates and a percentage, to be determined by the PSCW (but not less than 25%), of the net book value of all other public utility affiliates. That limit is reduced further during the first 36 months after holding company formation to 40 percent of the amount allowed under the foregoing provisions. These limits are subject to certain modifications, including: (a) the exclusion of specified non-utility assets, particularly those used in energy-related activities; and (b) the assets that MGE contributed to the American Transmission Company count as utility assets for the purposes of the computation.

The Wisconsin Holding Company Act also requires the PSCW, no sooner than 36 months after MGE Energy's formation as a holding company, and at least once every three years thereafter, to investigate the impact of its operation on MGE and to determine whether each non-utility affiliate does, or can reasonably be expected to do, at least one of the following:

- substantially retain, attract or promote business activity or employment or provide capital to businesses within the service territory of any public utility affiliate or certain others;

- increase or promote energy conservation or develop, produce or sell renewable energy products or equipment;

- conduct a business that is functionally related to the provision of utility service or to the development or acquisition of energy resources; or

- develop or operate commercial or industrial parks in the service territory of any public utility affiliate.

Furthermore, the PSCW is authorized to order a holding company to terminate its interest in a public utility affiliate if the PSCW finds that, based upon clear and convincing evidence, termination of the interest is necessary to protect the interest of utility investors in a financially healthy utility and the interest of consumers in reasonably adequate utility service at a just and reasonable price.

Federal Energy Regulatory Commission Approval

MGE received the approval of FERC on February 25, 2002 for the formation of the holding company, which was required under the provisions of the Federal Power Act.

Legal Opinions

The validity of the shares of MGE Energy common stock being issued in the share exchange has been passed upon by LaFollette Godfrey & Kahn, Wisconsin counsel to MGE and MGE Energy. Sidley Austin Brown & Wood, counsel to MGE and MGE Energy, has passed on certain tax matters.

Experts

The financial statements incorporated in this Registration Statement of MGE by reference to the Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

THE BOARD OF DIRECTORS OF MGE RECOMMENDS A VOTE "FOR" THE FORMATION OF A HOLDING COMPANY AND THE AGREEMENT AND PLAN OF SHARE EXCHANGE.

ITEM II: ELECTION OF DIRECTORS

General

Jean M. Biddick, age 75, who served as a director of MGE since 1982, retired from the Board of Directors and committees thereof following the December 2001 Board meeting. The Board of Directors of MGE now consists of nine directors divided into three classes, each class having three directors, with one class being elected each year for a term of three years.

Mr. Mebane, Ms. Millner and Ms. Sollenberger are currently Class I directors whose terms expire at the 2002 Annual Meeting of Shareholders. They have been nominated for reelection to serve as Class I directors for three-year terms expiring at the 2005 Annual Meeting of Shareholders and upon the election and qualification of their successors.

Each of the nominees has indicated a willingness to serve if elected, and the Board has no reason to believe that any nominee will be unavailable. If any nominee should become unable to serve, it is presently intended that your proxy will be voted for a substitute nominee designated by the Board.

The following table sets forth information about the nominees and the current directors who will continue in office after the meeting.

	Director Since
Names (Ages) and Business Experience	
Nominees *(Class I) — Term Expiring in 2005*	
David C. Mebane (68), Madison, Wisconsin	1984
Vice Chairman of the Board of Directors of MGE, of which he has been an officer since 1980; also director of First Federal Capital Corp., a bank holding company.	
Regina M. Millner (58), Madison, Wisconsin	1996
Attorney, analyst and broker for more than 23 years; her firm, The RMillner Company, S.C., specializes in complex real estate projects and provides consulting services for private clients and governmental agencies; also director of Meriter Hospital and Meriter Health Services.	
Donna K. Sollenberger (53), Middleton, Wisconsin	2000
President and Chief Executive Officer of UW Hospitals and Clinics since December, 1999; Executive Vice President and Chief Operating Officer of City of Hope National Medical Center, Los Angeles, California, January, 1997, to December, 1999; Vice President for Hospitals and Clinics at M.D. Anderson Cancer Center, Houston, Texas, June, 1991, to December, 1996.	
Members of the Board of Directors Continuing in Office	
Class II — Term Expiring in 2003	
H. Lee Swanson (64), Cross Plains, Wisconsin	1988
Chairman of the Board, Chief Executive Officer, and Director of the State Bank of Cross Plains, with which he has been associated for more than 36 years; also director of the Federal Home Loan Bank of Chicago.	
John R. Nevin (59), Madison, Wisconsin	1998
Associate Dean of Master's Programs; Executive Director, Grainger Center for Supply Chain Management, and Grainger Wisconsin Distinguished Professor, School of Business, University of Wisconsin-Madison, where he has been a faculty member for 31 years.	
Gary J. Wolter (47), Madison, Wisconsin	2000
Chairman of the Board of Directors, President and Chief Executive Officer of MGE, of which he has been an officer since 1989 and an employee since 1984; also director of Meriter Hospital and Meriter Health Services and member of the Board of Trustees of the University of Wisconsin Research Park.	

Class III — Term Expiring in 2004

Richard E. Blaney (65), Madison, Wisconsin 1974
  Retired President of Richard Blaney Seeds Inc., sellers of hybrid seed corn, with which he was associated for more than 10 years.

Frederic E. Mohs (65), Madison, Wisconsin 1975
  Partner in the law firm of Mohs, MacDonald, Widder & Paradise, of which he has been a member since 1968; also director of UW System Board of Regents and UW Hospitals and Clinics.

F. Curtis Hastings (56), Madison, Wisconsin 1999
  President of J. H. Findorff & Son, Inc., and Findorff, Inc., commercial and industrial general contractors and design builders, with which he has been associated for 31 years; also director of National Guardian Life Insurance Co.

Beneficial Ownership of Common Stock

The following table lists the beneficial ownership of MGE common stock as of February 15, 2002 (except as otherwise noted) of each director and nominee, the individuals named in the summary compensation table, the directors and executive officers as a group, and each person known by MGE to be the beneficial owner of more than 5 percent of the outstanding shares of its common stock. In each case, the indicated owner has sole voting power and sole investment power with respect to the shares shown except as noted.

Name	Number of Shares Beneficially Owned	Percent of Outstanding Common Stock
Richard E. Blaney	1,669	*
Terry A. Hanson	4,760(1)(2)	*
F. Curtis Hastings	1,921	*
Lynn K. Hobbie	3,335(1)(2)	*
David C. Mebane	11,281(2)	*
Regina M. Millner	933	*
Frederic E. Mohs	12,122(3)	*
John R. Nevin	961	*
Donna K. Sollenberger	1,035	*
H. Lee Swanson	5,080	*
Mark C. Williamson	5,491(1)(2)	*
Gary J. Wolter	7,661(1)(2)	*
All directors and executive officers as a group (16 persons) ...	64,272(2)	*
Marshall & Ilsley Corporation .... Milwaukee, Wisconsin 53202	861,796(4)	5.03%
Systematic Financial Management LP .... Glenpoint East, 7th Floor 300 Frank W. Burr Blvd Teaneck, NH 07666	1,121,616(5)	6.57%

* Less than 1 percent.

(1) T. Hanson, L. Hobbie, M. Williamson, and G. Wolter are directors of Madison Gas and Electric Foundation, Inc., and as such have shared voting and investment power in an additional 12,000 shares of common stock held by the Foundation. The Foundation was formed by, and receives contributions primarily from, MGE, which contributions are used for charitable purposes.

(2) Includes common stock held under the two employee stock ownership plans for the account of executive officers of MGE with respect to which such persons have sole voting but no investment power; T. Hanson, 511 shares; L. Hobbie, 43 shares; D. Mebane, 6,551 shares; M. Williamson, 17 shares; G. Wolter, 106 shares; and directors and executive officers as a group, 9,885 shares.

(3) Includes 628 shares of common stock with respect to which Mr. Mohs is trustee of a trust for the benefit of his children.

(4) Marshall & Ilsley Trust Company is the Trustee of the MGE employee stock ownership plans. Marshall & Ilsley Corporation (M&I), as a parent holding company, filed a Schedule 13G to report beneficial ownership by it and four subsidiaries of shares of common stock. Based on information contained in the Schedule 13G, the number shown in the table includes shares as to which M&I has or shares voting and investment power as follows: sole voting power as to 73,259 shares; shared voting power as to 788,537 shares (as to which beneficial ownership is disclaimed as to 785,680 shares held in one or more employee benefit plans); sole investment power as to 73,871 shares; and shared investment power as to 787,925 shares (as to which beneficial ownership is disclaimed as to 781,014 shares held in one or more employee benefit plans).

(5) Information contained on Schedule 13G filed with the Securities and Exchange Commission for year ended December 31, 2001. Percent shown in table is based on 17,071,554 outstanding shares of common stock as of December 31, 2001.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires MGE's directors, executive officers, and persons who own more than ten percent of MGE's common stock to file reports of ownership and changes in ownership with the SEC. Those persons are also required to furnish MGE with copies of all such reports.

Based solely on its review of the copies of the reports received by MGE and written representations from certain reporting persons, MGE notes that its directors and executive officers (MGE does not have any greater than ten percent shareholders) filed all required reports during or with respect to the year ended December 31, 2001, on a timely basis.

Meetings and Committees of the MGE Board

MGE has an Audit Committee, a Compensation Committee, an Executive Committee, and a Personnel Committee.

The following table sets forth the current membership of each committee and the number of meetings held during 2001:

Name	Audit Committee	Compensation Committee	Executive Committee	Personnel Committee
Richard E. Blaney	X	X	X	
F. Curtis Hastings	X			X
David C. Mebane			X	
Regina M. Millner	X			X
Frederic E. Mohs	X	X	X	X
John R. Nevin	X			X
Donna K. Sollenberger	X			X
H. Lee Swanson	X	X	X	
Gary J. Wolter			X	
Number of Meetings	3	1	0	1

The Board of Directors of MGE met 12 times during 2001. Each director attended at least 75 percent of the aggregate number of meetings of the Board and the committees on which the director served.

The function of the Audit Committee is to meet with MGE's internal auditors and independent public accountants and discuss with them the scope and results of their audits, accounting practices, and the adequacy of MGE's internal controls. The Audit Committee also approves services performed by MGE's independent public accountants. The Audit Committee consists of seven independent directors as defined in Rule 4460(d)(2)(B) of the National Association of Securities Dealers' listing standards.

The function of the Compensation Committee is to review the salaries, fees, and other benefits of officers and directors and recommend compensation adjustments to the Board.

The Executive Committee acts in lieu of the full Board and between meetings of the Board. The Executive Committee has the powers of the Board in the management of the business and affairs of MGE, except action with respect to dividends to shareholders, election of principal officers, or the filling of vacancies on the Board or committees created by the Board.

The Personnel Committee makes recommendations with respect to the election of MGE directors and officers. Nominations for the Board by shareholders, which are submitted to the Chief Executive Officer and/or President of MGE in the manner described under "Other Information — Shareholder Proposals for the 2003 Meeting," will be considered by the Personnel Committee, the Board, or the Chief Executive Officer.

Audit Committee Report

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors (the Board). The Audit Committee consists of seven independent directors. Its duties and responsibilities are set forth in the Audit Committee Charter adopted by the Board. The Audit Committee Charter is included in this proxy statement as Exhibit C.

In the course of fulfilling its responsibilities, the Audit Committee has:

- Reviewed and discussed with management the audited financial statements for the year ended December 31, 2001;

- Discussed with the representatives of our Independent Accountants, PricewaterhouseCoopers LLP (PwC), all matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees;*

- Received the written disclosures and the letter from PwC required by Independence Standards Board Standards No. 1, *Independence Discussions with Audit Committees;*

- Discussed with PwC their independence from the Company and management; and

- Considered whether the provision by PwC of nonaudit services is compatible with maintaining their independence.

	Amount
Independent Accountant Fees Disclosure	
Audit Fees	$145,500
Financial Information Systems Design and Implementation Fees	$ 0
Financial Analysis for Special Projects	$305,000
Computer Security Analysis	$ 74,000
Tax Services	$ 29,000
Business Resumption Plan Analysis	$ 25,000
Holding Company Review	$ 21,500
Financial Accounting Standard 133 Implementation	$ 10,000
All Other Fees	$464,500

Based on the foregoing, the Audit Committee recommended to the Board that the audited financial statements referred to above be included in the Company's annual report on Form 10-K and the annual report to shareholders for the fiscal year ended December 31, 2001.

Richard E. Blaney	Frederic E. Mohs	H. Lee Swanson
F. Curtis Hastings	John R. Nevin	
Regina M. Millner	Donna K. Sollenberger	

Director Compensation

Directors who are not employees of MGE receive an annual retainer of $14,000, plus $900 for each Board meeting attended and $350 for each Audit, Compensation, Executive, or Personnel Committee meeting attended. Neither Mr. Mebane nor Mr. Wolter receive additional compensation for serving as a director. The chairperson of the Audit Committee receives an additional $2,000 retainer.

Executive Officers of MGE

The executive officers of MGE (elected annually by the Board of Directors) are:

Executive	Title	Effective Date	Service Years as an Officer
Gary J. Wolter Age: 47	Chairman of the Board, President and Chief Executive Officer President and Chief Executive Officer Senior Vice President — Administration and Secretary	02/01/02 02/01/00 05/01/95	12
David C. Mebane Age: 68	Vice Chairman of the Board Chairman of the Board Chairman, President and Chief Executive Officer	02/01/02 02/01/00 05/09/94	21
Mark C. Williamson Age: 48	Executive Vice President and Chief Strategic Officer Senior Vice President — Energy Services	02/01/00 05/01/95	9
Mark T. Maranger Age: 53	Senior Vice President, MGE President and Chief Executive Officer, Wisconsin Fuel & Light Company	04/09/01 1996-2001	1
Lynn K. Hobbie Age: 43	Senior Vice President Vice President — Marketing	02/01/00 05/01/96	7
James G. Bidlingmaier Age: 55	Vice President — Administration and Chief Information Officer Executive Director — Information Management Systems	02/01/00 09/01/94	2
Kristine A. Euclide Age: 49	Vice President and General Counsel, MGE Partner in the law firm of Stafford, Rosenbaum LLC Executive Assistant to County Executive of Dane County, Wisconsin, in which capacity she served as one of the senior policy advisors to the top elected official in Dane County	11/15/01 1982-5/97 6/99-11/01 5/97-5/99	—
Terry A. Hanson Age: 50	Vice President, Chief Financial Officer, and Secretary Vice President and Chief Financial Officer Vice President — Finance Vice President and Treasurer	10/01/01 05/01/00 11/01/97 10/01/96	10
Jeffrey C. Newman Age: 39	Vice President and Treasurer Treasurer Exec. Director — Budgets and Financial Management	01/01/01 11/01/97 05/01/96	4

Note: Ages, years of service as officer, and positions as of February 1, 2002.

Executive Compensation

The following table sets forth compensation information for 1999, 2000, and 2001 for our Chief Executive Officer and our four other most highly compensated executive officers serving as such on December 31, 2001, whose salary exceeded $100,000 for 2001.

SUMMARY COMPENSATION TABLE

| | | Annual Compensation | | | Long-Term Compensation | | | |
| | | | | | Awards | | Payouts | |
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($) (6)	Restricted Stock Awards ($) (7)	Securities Underlying Options (#)	LTIP Payouts ($)	All Other Compensation ($) (8)
Gary J. Wolter (CEO) (1)	2001	308,092	45,000	1,631	28,812	0	0	10,102
Chairman, President and	2000	251,674	29,000	0	0	0	0	10,018
Chief Executive Officer	1999	205,780	17,500	0	0	0	0	8,677
David C. Mebane (2)	2001	310,008	0	0	0	0	0	20,994
Vice Chairman	2000	311,674	29,000	0	0	0	0	23,115
	1999	323,036	17,500	0	0	0	0	10,892
Mark C. Williamson (3)	2001	238,469	35,000	0	19,208	0	0	9,508
Executive Vice President	2000	223,574	29,000	0	0	0	0	9,461
and Chief Strategic Officer	1999	205,604	17,500	0	0	0	0	8,733
Terry A. Hanson (4)	2001	156,497	30,000	89	12,005	0	0	10,391
Vice President, Chief	2000	144,544	24,000	0	0	0	0	6,959
Financial Officer, and	1999	136,776	15,000	0	0	0	0	6,632
Secretary								
Lynn K. Hobbie (5)	2001	156,353	30,000	0	12,005	0	0	4,731
Senior Vice President	2000	143,181	24,000	0	0	0	0	6,676
	1999	119,328	15,000	0	0	0	0	5,082

(1) Senior Vice President — Administration and Secretary until February 1, 2000, when he was promoted to President and Chief Executive Officer. Promoted to Chairman, President and Chief Executive Officer on February 1, 2002.

(2) Chairman, President and Chief Executive Officer until February 1, 2000. Chairman of the Board until February 1, 2002.

(3) Senior Vice President — Energy Services until February 1, 2000, when he was promoted to Executive Vice President and Chief Strategic Officer.

(4) Vice President — Finance until May 1, 2000, when he was promoted to Vice President and Chief Financial Officer. Assumed the duties of Secretary as of October 1, 2001.

(5) Vice President — Marketing until February 1, 2000, when she was promoted to Senior Vice President.

(6) Amounts shown are above-market interest rates credited to deferred compensation accounts.

(7) The amounts in the table reflect the market value on the date of grant of restricted stock awarded under restricted stock award agreements. The number of shares of restricted stock held by Mr. Wolter is 1,200, by Mr. Williamson is 800, and by Mr. Hanson and Ms. Hobbie is 500. The market value of the restricted stock as of December 31, 2001, is $31,740 for Mr. Wolter, $21,160 for Mr. Williamson, and $13,225 each for Mr. Hanson and Ms. Hobbie. The restricted stock vests if the executive remains employed until September 1, 2004. Holders of shares of restricted stock are entitled to receive dividends on such shares at the same rate and at the same time as on the common stock.

(8) Amounts shown for all other compensation for 2001 are company contributions to a 401(k) defined contribution plan, $50 for value attributable to a holiday gift, and pay for unused vacation. The 401(k) company contribution for 2001 was $5,100 for Mr. Wolter, $5,100 for Mr. Mebane, $5,100 for Mr. Williamson, $4,675 for Mr. Hanson, and $4,681 for Ms. Hobbie; the residual for each person in 2001 was pay for unused vacation for each officer, except Ms. Hobbie.

Agreement With Executive Officer

In 1999, David C. Mebane indicated an intention to retire from MGE. The Board desired to continue Mr. Mebane's employment as an officer of MGE and advisor to the Board and senior management. The Board entered into a contract with Mr. Mebane, the terms of which commenced on February 1, 2000, and ended on January 31, 2002. With Mr. Mebane's transition to Vice Chairman, the agreement was amended and provides for him to continue as an employee and serve as Vice Chairman of the MGE Board, consultant and advisor to the Board and senior management, and advisor to the MGE Foundation. Mr. Mebane has agreed, in the absence of the Chairman, to conduct meetings of the Board of Directors and the annual shareholder meeting. He will provide advice to senior management and the Board on operational, financial, regulatory, public policy, public affairs, and corporate governance issues. Mr. Mebane is prohibited from engaging in any other aspect of the gas and electric utility business in the state of Wisconsin during the term of the contract and for two years thereafter. The term of this agreement is February 1, 2002, through January 31, 2003. The Vice Chairman will be paid $285,000, plus standard benefits.

Report on Executive Compensation

Corporate Mission

The mission of MGE is to provide reliable gas and electric service to our customers at competitive rates; to meet all customers' gas, electric, and related energy needs; and to earn a reasonable return for investors. MGE is committed to the communities we serve and to maintaining the highest standards of corporate citizenship. MGE is committed to treat employees fairly and provide equal opportunity.

Compensation Philosophy

The principal goal of the MGE compensation program is to pay employees, including executive officers, at levels which are:

• Reflective of how well MGE is achieving its corporate mission;

• Consistent with MGE's current financial condition, earnings, rates and total shareholder return, and the projected Consumer Price Index;

• Reflective of individual performance and experience; and

• Competitive in the marketplace.

MGE strives to administer its compensation program in a fair and consistent manner.

Executive salaries are established within a range that reflects competitive salary levels for similar positions in similar-sized gas and electric utilities, similar-sized companies outside of the utility industry, and other Wisconsin utilities. The utilities used for salary comparison are not the same companies included in the performance graph peer group in this proxy statement. When examining compensation peer groups, it was determined more appropriate to consider similar-sized utilities, other similar-sized companies, and other Wisconsin utilities.

The midpoint (or middle) of an executive's salary range is approximately equal to the median salary level of the surveyed utilities. An executive's position in the range reflects his or her performance over a period of years in that position, the executive's experience in that position, and MGE's performance.

Specific individual or company performance targets are not set. Instead, an executive's salary within the salary range is determined by subjectively evaluating the individual's performance and experience and MGE's performance.

While MGE's current compensation program has functional adequacy to retain and fairly compensate executives, the Compensation Committee and the full Board review the objectives of the executive compensation program on a continuing basis. Each year, the Compensation Committee reviews and recommends to the Board annual salaries, salary grades and ranges, and the overall salary program design for MGE's executives.

From time to time the Compensation Committee considers awarding bonuses to MGE's executives in the form of cash and/or stock. These bonuses may be made for extraordinary company or individual performance because of a desire to retain an executive by making that executive's compensation more competitive, to align the long-term interests of executives with shareholders, and for other reasons.

Executive Compensation

A compensation study was performed for MGE in 2001 by an independent compensation consultant. The study compared the pay level of key MGE executives to pay levels of general industry and pay levels of other utilities with revenues of approximately $250 million. The study showed that pay levels for MGE executives were generally below the median of salary and incentive compensation for both general industry and similar-sized utilities.

Performance factors such as earnings, rates, shareholder return, and other available financial criteria were used in determining the CEO's and other executive officers' positions in his or her salary range. Other criteria such as gas and electric reliability, customer service, and responsiveness to industry change were also examined.

Officer salaries were set effective May 1, 2001. Among the significant achievements the Compensation Committee considered in setting the salary of the CEO and other senior executives were the following: 2000 earnings were the highest in Company history despite warmer than normal weather that reduced gas sales; MGE earned the highest return on equity of the four major Wisconsin utilities in 2000 and continued to have one of the highest bond ratings of any utility in the country; the Company improved its payout ratio and issued debt that reduced costs; MGE brought on line an 83-megawatt natural gas peaking plant and constructed a major gas project through Madison; progress was made with the construction of a cogeneration plant and a proposal to build coal facilities in which MGE has an option to participate; the Company completed the work to transfer its transmission assets to American Transmission Company and began operations under a new transmission structure; and MGE had the lowest gas costs in Wisconsin during the 2000-2001 heating season and was the only Wisconsin utility not to interrupt its gas interruptible customers or constrain transportation customers during this time.

A cash bonus was granted to MGE officers based on 2001 performance. When determining whether to grant the bonus, the Compensation Committee in particular considered the performance factors noted above. The Company granted a restricted stock award to officers during 2001. Officers are required to remain employed by the Company until September 1, 2004, for the full amount to vest.

In May of 2001, the CEO's annual salary was set at $332,185. In February of 2002, the CEO was named Chairman in addition to his other duties. His salary was set at $357,192. The CEO was awarded a bonus of $45,000 and 1,200 shares under the restricted stock award. The CEO's total compensation remains below the midpoint of the market total compensation for both general industry and similar-sized utilities in the compensation study.

Richard E. Blaney
Frederic E. Mohs
H. Lee Swanson

Company Performance

The following graph shows a five-year comparison of cumulative total returns for MGE, Russell 2000, and the EEI Investor-Owned Electrics Index, weighted according to each company's market capitalization as of the beginning of each year.

Madison Gas and Electric Company
Financial Performance
Cumulative Five-Year Total Return Comparison



Assumes $100 invested on December 31, 1996, in each of MGE's common stock, Russell 2000, and the EEI Index.

Total return assumes reinvestment of dividends.

	MGE	Russell 2000	EEI Index
1996	$100	$100	$100
1997	$121	$122	$127
1998	$127	$119	$145
1999	$119	$145	$118
2000	$143	$140	$175
2001	$177	$144	$159

Madison Gas and Electric Company
Financial Performance
MGE versus Wisconsin Peer Group

NOTE: This graph is for comparison purposes only. It is to show how the MGE Five-Year Total Return compares to the other Wisconsin utilities.



Assumes $100 invested on December 31, 1996, in each of MGE's common stock and the Wisconsin Utility Peer Group Average.

The Wisconsin Peer Group average is weighted based on market capitalization at the beginning of the year.

Total return assumes reinvestment of dividends.

	MGE	WI Peer Group
1996	$100	$100
1997	$121	$118
1998	$127	$133
1999	$119	$101
2000	$143	$130
2001	$177	$134

Wisconsin Peer Group:
Wisconsin Energy Corp.
Alliant Energy Corp.
WPS Resources Corp.

Pension Plan and Supplemental Retirement Plan

MGE has a noncontributory qualified defined benefit pension plan covering its salaried employees. The amount of pension is based upon years of service and high 60-month average earnings in the ten years prior to retirement.

The following table indicates the estimated maximum retirement benefits payable (unreduced for survivor protection) at the normal retirement age of 65 for specified compensation and years of service classifications. Substantially all compensation shown in the salary column of the summary compensation table is included in compensation under the pension plan, subject to any statutory regulations imposed by the Internal Revenue Code. Information in this table is based on the pension plan formula for years of service credit earned in 1986 and subsequent years. The retirement benefits are not subject to any reduction for Social Security benefits received by the employees or for any other offset amounts.

Pension Plan Table(1)

High Five-Year Average Annual Salary	Annual Pension at Normal Retirement Age of 65 After Years of Service Indicated Below(2)				
	10 Years	15 Years	20 Years	25 Years	30 Years or More
$125,000	$17,500	$26,250	$35,000	$43,750	$52,500
$150,000	$21,000	$31,500	$42,000	$52,500	$63,000
$175,000	$24,500	$36,750	$49,000	$61,250	$73,500
$200,000	$28,000	$42,000	$56,000	$70,000	$84,000

(1) The retirement benefits reflect limits imposed by the Internal Revenue Code on benefit amounts and covered compensation.

(2) The pension plan table does not reflect service credit prior to 1986 when the pension plan required employee contributions. The normal retirement pension for employees with service credits prior to 1986 will exceed the amounts shown in the pension plan table, depending on their years of pre-1986 service and contributions made to the pension plan.

The estimated annual retirement benefit payable at normal retirement age of 65 under the pension plan formula (assuming continuation of 2001 compensation levels through retirement and taking into account employee contributions and service credits for 1985 and prior years) is $96,325 to Mr. Wolter, $85,705 to Mr. Williamson, $69,861 to Mr. Hanson, and $67,576 to Ms. Hobbie. At December 31, 2001, the annual retirement benefit payable to Mr. Mebane is $76,380.

The full credited years of service under the pension plan are 18 for Mr. Wolter, 16 for Mr. Williamson, 20 for Mr. Hanson, 16 for Ms. Hobbie, and 25 for Mr. Mebane.

Officers of MGE are also covered under a nonqualified supplemental retirement plan which provides a supplemental retirement benefit. The supplemental retirement benefit is a designated percentage ranging from 55 to 70 percent of the final 60-month average earnings less the benefit payable from the pension plan described above. The designated percentage is based on the officer's age at retirement. The estimated supplemental annual retirement benefit payable at normal retirement age of 65 under the supplemental retirement plan (assuming continuation of 2001 compensation levels through retirement) for MGE's executive officers is $136,204 to Mr. Wolter, $84,815 to Mr. Williamson, $42,548 to Mr. Hanson, and $45,051 to Ms. Hobbie. At December 31, 2001, the annual supplemental retirement benefit payable to Mr. Mebane was $145,406.

Deferred Compensation Plan

Officers of MGE are permitted to defer a portion of their current salary under a nonqualified deferred compensation plan initiated in 1984. Three officers contributed to the plan during 2001. Participants in the plan are entitled to receive deferred compensation upon termination of active employment. Deferred compensation under this plan does not constitute compensation as defined under the pension plan described above.

MGE has entered into a trust agreement for the purpose of assuring the payment of its obligations under the supplemental retirement plan and deferred compensation plan. Under the trust agreement, in the event of a change in control or potential change in control of MGE, MGE will be obligated to deliver to the trustee cash or marketable securities having a value equal to the present value of the amounts which MGE is obligated to pay under such plans and the costs of maintaining the trust. "Change in control" is defined generally as the acquisition by any person, subject to certain exceptions, of beneficial ownership of 20 percent or more of MGE's common stock; a change in the majority of the Board of Directors; certain mergers or similar transactions involving MGE's assets where, among other conditions, the current shareholders do not constitute at least 60 percent of the shareholders of the resulting or acquiring entity; or a liquidation of MGE.

Severance Plans

MGE has entered into severance agreements with certain key employees, including Messrs. Mebane, Wolter, Williamson, Hanson, and Ms. Hobbie. Under these agreements, the employee is entitled to a severance payment following a change in control of MGE as defined above if, within 24 months after the change in control, employment with MGE is terminated by (i) MGE, (ii) the employee for good reason, or (iii) the employee for any reason during the 30-day period commencing one year after the date of change in control. Each agreement has a three-year initial term, but on the first anniversary of execution and each anniversary thereafter, the agreement is extended for an additional year, unless either MGE or the employee gives notice not to extend the agreement or a change in control of MGE has occurred. Severance payments will be equal to three times the employee's annual base salary plus three times the highest bonus paid during any of the five years preceding a change in control. If the employee receives severance benefits following a change in control, health, life, and disability benefits are continued for up to three years, and the employee will also be grossed up for any excise taxes the employee may incur. In circumstances not involving a change in control of MGE, Messrs. Mebane, Wolter, Williamson, Hanson, and Ms. Hobbie, like other salaried employees, are entitled under MGE's general severance plan to a payment equal to two weeks of compensation plus the employee's weekly compensation multiplied by the number of years of employment, not to exceed 24.

OTHER INFORMATION

Expenses of Solicitation

MGE will bear the cost of soliciting proxies for the annual meeting. Proxies will be solicited by mail and may be solicited personally by directors, officers, or employees of MGE who will not receive special compensation for such services. MGE has retained Morrow & Co., Inc., to solicit proxies and will pay Morrow & Co., Inc. no more than $40,000 (including expenses) unless MGE otherwise agrees in writing.

Shareholder Proposals for 2003 Annual Meeting

Shareholder proposals intended to be presented at the 2003 Annual Meeting of Shareholders must be received in writing at our principal executive offices, 133 South Blair Street, Post Office Box 1231, Madison, Wisconsin 53701-1231, Attn: Secretary prior to December 6, 2002 in order to be considered for inclusion in our proxy statement and proxy related to that meeting. Any proposal submitted must be in compliance with Rule 14a-8 of Regulation 14A of the SEC.

The By-laws of both MGE and MGE Energy set forth additional requirements and procedures regarding the submission by shareholders of matters for consideration at the 2003 Annual Meeting of Shareholders, including a requirement that such proposals be given to the Secretary not later than the close of business on the 75th day and not earlier than the close of business on the 100th day prior to the first anniversary of the preceding year's annual meeting. Accordingly, a shareholder proposal intended to be considered at the 2003 Annual Meeting of Shareholders must be received by the Secretary at the address set forth above after the close of business on February 1, 2003 and on or prior to the close of business on February 28, 2003.

Independent Accountants

The Board of Directors of MGE has selected PricewaterhouseCoopers LLP to audit the consolidated financial statements of MGE and its subsidiaries for 2002.

TRANSACTION OF OTHER BUSINESS

The Board of Directors of MGE does not intend to present any business for action by its shareholders at the meeting except the matters referred to in this document. If any other matters should be properly presented at the meeting, it is the intention of the persons named in the accompanying form of proxy to vote thereon in accordance with the recommendations of MGE's Board of Directors.

Please complete and sign the accompanying form of proxy whether or not you expect to be present at the meeting and promptly return it in the enclosed postage paid envelope.

By Order of the Board of Directors,

/s/ GARY J. WOLTER

GARY J. WOLTER
Chairman of the Board,
President and Chief Executive Officer

Dated: April 5, 2002

AGREEMENT AND PLAN OF SHARE EXCHANGE

AGREEMENT AND PLAN OF SHARE EXCHANGE, dated October 31, 2001 (this "Agreement"), between Madison Gas and Electric Company, a Wisconsin corporation ("MG&E"), and MGE Energy, Inc., a Wisconsin corporation ("Holding Company").

WHEREAS, MG&E has authority to issue 1,175,000 shares of Cumulative Preferred Stock, par value $25 per share (the "MG&E Preferred Stock"), of which no shares are issued and outstanding as of the date hereof; and 50,000,000 shares of Common Stock, par value $1 per share (the "MG&E Common Stock"), of which 16,964,718 shares are issued and outstanding as of the date hereof;

WHEREAS, Holding Company has authority to issue 50,000,000 shares of Common Stock, par value $1 per share (the "Holding Common Stock"), of which 100 shares are issued and outstanding and owned beneficially and of record by MG&E as of the date hereof;

WHEREAS, the respective Boards of Directors of MG&E and Holding Company have determined that it is advisable and in the best interests of each corporation and their respective shareholders to effect an exchange of the issued and outstanding shares of MG&E Common Stock for shares of Holding Common Stock upon the terms and subject to the conditions herein provided (the "Exchange") for the purpose of reorganizing MG&E into a holding company structure; and

WHEREAS, the respective Boards of Directors of MG&E and Holding Company have, by resolutions duly adopted, adopted and approved this Agreement and directed that it be executed by the undersigned officers and the Board of Directors of MG&E has directed that this Agreement be submitted to a vote of its shareholders.

NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein, the parties hereby agree as follows:

ARTICLE I

NAMES OF ACQUIRED CORPORATION AND ACQUIRING CORPORATION

SECTION 1.1 *The Acquired Corporation.* The name of the corporation the shares of which are proposed to be acquired by Holding Company in the Exchange is MADISON GAS AND ELECTRIC COMPANY.

SECTION 1.2 *The Acquiring Corporation.* The name of the corporation proposing to acquire shares of MG&E in the Exchange is MGE ENERGY, INC.

ARTICLE II

TERMS AND CONDITIONS OF PROPOSED EXCHANGE

SECTION 2.1 *General.* At the Effective Time (as hereinafter defined), each share of MG&E Common Stock then issued and outstanding shall be exchanged for one share of Holding Common Stock.

SECTION 2.2 *Effective Time.* The "Effective Time" of the Exchange shall be the close of business on the day on which Articles of Share Exchange with respect thereto substantially in the form attached hereto as Exhibit I are filed with the Wisconsin Department of Financial Institutions in accordance with the applicable provisions of the Wisconsin Business Corporation Law (the "WBCL") or such later time as may be designated in the Articles of Share Exchange.

ARTICLE III

MANNER AND BASIS OF EXCHANGING SHARES OF CAPITAL STOCK IN THE EXCHANGE

SECTION 3.1 *Exchange of MG&E Common Stock for Holding Common Stock.* At the Effective Time, automatically by virtue of the Exchange and without further action on the part of the holder thereof, each share of MG&E Common Stock outstanding immediately prior to the Effective Time shall be exchanged for one share of Holding Common Stock, which shall thereupon be validly issued, fully paid and nonassessable except for liability which may be imposed on the holders thereof under Section 180.0622(2)(b) of the WBCL.

SECTION 3.2 *Cancellation of Holding Common Stock.* Each share of Holding Common Stock issued and outstanding immediately prior to the Effective Time shall be cancelled and restored to the status of authorized and unissued Holding Common Stock.

SECTION 3.3 *Fractional Shares.* Except for fractional shares of Holding Common Stock issued in exchange for fractional shares of MG&E Common Stock held in book-entry form under the Madison Gas and Electric Company Dividend Reinvestment and Direct Stock Purchase Plan (Investors Plus Plan) (the "MG&E Investors Plus Plan"), no fractional shares of Holding Common Stock shall be issued in the Exchange.

SECTION 3.4 *Stock Certificates.*

(a) Following the Effective Time, each holder of a certificate or certificates theretofore representing outstanding shares of MG&E Common Stock may, but shall not be required to, surrender the same to Holding Company or its transfer agent for cancellation or transfer, and each such holder or transferee will be entitled to receive a certificate or certificates representing the same number of shares of Holding Common Stock as the number of shares of MG&E Common Stock previously represented by such stock certificate or certificates so surrendered. Until so surrendered or presented for transfer, each outstanding certificate which prior to the Effective Time represented shares of MG&E Common Stock shall be deemed for all corporate purposes to represent the ownership of the same number of shares of Holding Common Stock as though such surrender and transfer had taken place. If any certificate representing shares of Holding Common Stock is to be issued in a name other than that of the registered holder of the certificate formerly representing shares of MG&E Common Stock presented for transfer, it shall be a condition of issuance that (i) the certificate so surrendered shall be properly endorsed or accompanied by a stock power and shall otherwise be in proper form for transfer and (ii) the person requesting such issuance shall pay to Holding Company's transfer agent any transfer or other taxes required by reason of issuance of certificates representing Holding Common Stock in a name other than that of the registered holder of the certificate presented, or establish to the satisfaction of Holding Company or its transfer agent that such taxes have been paid or are not applicable.

(b) Immediately following the Effective Time, MG&E shall cause to be delivered to Holding Company, a certificate registered in the name of Holding Company for the number of shares of MG&E Common Stock issued and outstanding immediately prior to the Effective Time.

ARTICLE IV

OTHER PROVISIONS WITH RESPECT TO THE EXCHANGE

SECTION 4.1 *Further Assurances.* MG&E and Holding Company, respectively, shall take all such action as may be necessary or appropriate in order to effectuate the Exchange. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the officers and directors of each of MG&E and Holding Company shall take all such further action.

SECTION 4.2 *Conditions to the Exchange.* The consummation of the Exchange is subject to the satisfaction of the following conditions prior to the Effective Time:

(a) The Exchange shall have received the approval of the holders of Common Stock of MG&E to the extent required by the WBCL and the Restated Articles of Incorporation and By-laws of MG&E;

(b)   A registration statement or registration statements relating to the shares of Holding Common Stock to be issued as a result of the Exchange shall be effective under the Securities Act of 1933, as amended, and shall not be the subject of any "stop order";

(c)   The shares of Holding Common Stock to be issued as a result of the Exchange shall have been approved for listing, upon official notice of issuance, on the Nasdaq National Market;

(d)   MG&E shall have received an opinion from counsel to MG&E substantially to the effect that, on the basis of the facts, assumptions and qualifications set forth in such opinion, for Federal income tax purposes: (i) no gain or loss will be recognized by Holding Company or the holders of MG&E Common Stock who receive Holding Common Stock by reason of the consummation of the Exchange; (ii) the basis of Holding Common Stock received by a holder of MG&E Common Stock in the Exchange will be the same as the basis of the MG&E Common Stock exchanged for such Holding Common Stock; and (iii) each holder who holds MG&E Common Stock as a capital asset will include in his holding period for Holding Common Stock that he receives in the Exchange his holding period for such MG&E Common Stock exchanged for such Holding Common Stock;

(e)   MG&E shall have received an opinion, in form and substance satisfactory to MG&E from counsel to MG&E, as to the validity of Holding Common Stock to be issued in the Exchange; and

(f)   MG&E shall have received all orders, authorizations, consents and approvals from all regulatory bodies, boards or agencies (including, without limitation, the Federal Energy Regulatory Commission and the Public Service Commission of Wisconsin) in form and substance satisfactory to MG&E and Holding Company, which are necessary or appropriate for the consummation of the Exchange and all other transactions contemplated hereby.

SECTION 4.3   *Amendment; Waiver.*   The parties hereto, to the extent permitted by law, by mutual consent of their respective Boards of Directors, may amend, modify or supplement this Agreement or waive any condition set forth in Section 4.2 hereof in such manner as may be agreed upon by them in writing, at any time before or after approval of this Agreement by the shareholders of MG&E; provided, however, that no such amendment, modification, supplement or waiver shall, in the sole judgment of the Board of Directors of MG&E, materially and adversely affect the rights of the shareholders of MG&E.

SECTION 4.4   *Deferral.*   Consummation of the transactions herein provided for may be deferred by the Boards of Directors of MG&E and Holding Company for a reasonable period of time if said Boards determine that such deferral would be in the best interests of MG&E and its shareholders.

SECTION 4.5   *Termination.*   This Agreement may be terminated and the Exchange and other transactions herein provided for abandoned at any time before the Effective Time, whether before or after approval of this Agreement by the shareholders of MG&E, by the parties hereto, by mutual consent of their respective Boards of Directors, if such Boards of Directors determine for any reason that the consummation of the transactions provided for herein would for any reason be inadvisable, or that any regulatory or other consents or approvals deemed necessary or advisable by such Boards of Directors have not been obtained within a reasonable time after approval by the shareholders of MG&E.

SECTION 4.6   *Counterparts.*   This Agreement may be executed in two or more counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

SECTION 4.7   *Headings.*   The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

SECTION 4.8   *Governing Law.*   This Agreement shall be governed by, and construed in accordance with, the laws of the State of Wisconsin.

SECTION 4.9   *MG&E Investors Plus Plan.*   As of the Effective Time, Holding Company shall succeed to the MG&E Investors Plus Plan as in effect immediately prior to the Effective Time, and the MG&E

Investors Plus Plan shall be appropriately amended to provide for the issuance and delivery of Holding Common Stock on and after the Effective Time.

SECTION 4.10 *Articles of Incorporation of Holding Company*. The Articles of Incorporation of Holding Company in effect immediately prior to the Effective Time shall continue to be the Articles of Incorporation of Holding Company from and after the Effective Time, until amended, modified or repealed as provided therein or by the WBCL.

SECTION 4.11 *By-Laws of Holding Company*. The By-Laws of Holding Company in effect immediately prior to the Effective Time shall continue to be the By-Laws of Holding Company from and after the Effective Time, until amended, modified or repealed as provided therein, in Holding Company's Articles of Incorporation or the WBCL.

SECTION 4.12 *Directors and Officers of Holding Company*. The directors and officers of MG&E immediately prior to the Effective Time shall be the directors and officers of Holding Company from and after the Effective Time and shall hold office in accordance with the Articles of Incorporation and By-Laws of Holding Company, until the expiration of the terms to which they were elected to serve as directors and officers of MG&E and until their successors are duly elected and qualified. With respect to the directors of Holding Company, they shall be assigned to the same Class (either Class I, Class II or Class III) in which they were assigned while serving as directors of MG&E.

IN WITNESS WHEREOF, MG&E and Holding Company have caused this Agreement to be executed by their respective duly authorized officers as of the date first written above.

MADISON GAS AND ELECTRIC COMPANY

Attest: /s/ NANCY HARRINGTON   By: /s/ GARY J. WOLTER

Name: Nancy Harrington   Name: Gary J. Wolter
Title: Manager of Corporate Governance   Title: President and Chief Executive Officer

MGE ENERGY, INC.

Attest: /s/ NANCY HARRINGTON   By: /s/ GARY J. WOLTER

Name: Nancy Harrington   Name: Gary J. Wolter
Title: Manager of Corporate Governance   Title: President and Chief Executive Officer

EXHIBIT I

**ARTICLES OF SHARE EXCHANGE
MGE ENERGY, INC.
(A WISCONSIN CORPORATION)
THE ACQUIRING CORPORATION
AND
MADISON GAS AND ELECTRIC COMPANY
(A WISCONSIN CORPORATION)
THE ACQUIRED CORPORATION**

In accordance with and pursuant to Section 180.1105 of the Wisconsin Business Corporation Law ("WBCL"), MGE Energy, Inc., a Wisconsin corporation ("Acquiring Corporation"), as of the   day of   , 2002 **DOES HEREBY EXECUTE** the following **ARTICLES OF SHARE EXCHANGE**:

ARTICLE I

The Agreement and Plan of Share Exchange by and between the Acquiring Corporation and Madison Gas and Electric Company, a Wisconsin corporation (the "Acquired Corporation"), dated as of October 31, 2001 ("Plan of Share Exchange"), a true and correct copy of which is attached hereto as Exhibit A and hereby incorporated herein by this reference, was approved in accordance with Section 180.1103 of the WBCL.

ARTICLE II

The Board of Directors of Acquired Corporation, in accordance with its Restated Articles of Incorporation and By-Laws and the WBCL, approved and adopted the Plan of Share Exchange and the transactions contemplated thereby on September 21, 2001.

ARTICLE III

The shareholders of Acquired Corporation, in accordance with Acquired Corporation's Restated Articles of Incorporation and By-Laws and the WBCL, approved and adopted the Plan of Share Exchange and the transactions contemplated thereby on May 14, 2002.

ARTICLE IV

The Board of Directors of the Acquiring Corporation, in accordance with the Acquiring Corporation's Articles of Incorporation and By-Laws and the WBCL, approved and adopted the Plan of Share Exchange and the transactions contemplated thereby on October 31, 2001.

ARTICLE V

These Articles of Share Exchange shall be effective, and the exchange of shares provided for under the Plan of Share Exchange shall take effect, upon the filing of these Articles of Share Exchange with the office of the Wisconsin Department of Financial Institutions.

IN WITNESS WHEREOF, the Acquiring Corporation has caused these Articles of Share Exchange to be executed by its duly authorized officers as of the day and year first above written.

MGE ENERGY, INC.

By: _____

    Name:

    Title:

Attest:

_____

Name:

Title:

This document was drafted by: Pamela Krill
                                   LaFollette Godfrey & Kahn
                                   P.O. Box 2719
                                   Madison, Wisconsin 53701-2719
                                   (608) 284-2278

AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
MGE ENERGY, INC.

The following have been adopted as the Amended and Restated Articles of Incorporation of MGE Energy, Inc., a Wisconsin corporation (the "Company"), which supersede and take the place of the existing Articles of Incorporation of the Company:

Article First. The name of the corporation is MGE Energy, Inc.

Article Second. The purpose of the Company shall be to engage in any lawful activity within the purposes for which corporations may be organized under Chapter 180 of the Wisconsin Statutes and any successor provisions.

Article Third.

    A. *Authorized Capital.*

The aggregate number of shares of capital stock which the Company shall be authorized to issue is fifty million (50,000,000) shares, consisting of one class only, designated as Common Stock, with a par value of $1 per share.

    B. *Common Stock*

        (I) *Dividends.* Dividends may be paid on Common Stock out of any funds legally available for the purpose, when and as declared by the Board of Directors.

        (II) *Liquidation Rights.* In the event of any liquidation or dissolution of the Company, after there shall have been paid to or set aside for the holders of outstanding shares, if any, having superior liquidation preferences to Common Stock the full preferential amounts to which they are respectively entitled, the holders of outstanding shares of Common Stock shall be entitled to receive pro rata, according to the number of shares held by each, the remaining assets of the Company available for distribution.

        (III) *Voting Rights.* Except as set forth in Article Eighth or as by statute otherwise mandatorily provided, the holders of the Common Stock shall exclusively possess full voting powers for the election of Directors and for all other purposes.

    C. *Preemptive Rights.*

No holder of stock of this Company shall be entitled as of right to subscribe for, purchase or receive any part of any new or additional issue of stock, whether now or hereafter authorized, or of any bonds, debentures or other securities convertible into stock, and all such additional shares of stock, bonds, debentures or other securities convertible into stock may be issued and disposed of by the Board of Directors to such person or persons, and on such terms and for such consideration (so far as may be permitted by law) as the Board of Directors in their absolute discretion may deem advisable.

Article Fourth. The number of Directors constituting the Board of Directors, the classification of such Directors, and their terms shall be fixed by the Bylaws of the Company, except that in no event shall there be more than three (3) classes of Directors, nor less than one (1) Director, nor shall the terms of any class of Directors be for more than three (3) years.

Article Fifth. The Bylaws of the Company may be adopted either by the shareholders or the Board of Directors, but no bylaw adopted by the shareholders shall be amended or repealed by the Directors unless the bylaw adopted by the shareholders confers such authority upon the Directors. Any bylaw adopted by the Board of Directors shall be subject to amendment or repeal by the shareholders as well as by the Directors.

Article Sixth. At the time of the adoption of these Amended and Restated Articles of Incorporation, the name of the registered agent and the address of the registered office of the Company are:

Agent: Gary J. Wolter
Office: MGE Energy, Inc.
        133 South Blair Street
        (P.O. Box 1231)
        Madison, Wisconsin 53701

Article Seventh. The affirmative vote of the holders of two-thirds of all of the stock of the Company then outstanding and then entitled to vote thereon shall be required to:

(I) approve a proposal to amend these Amended and Restated Articles of Incorporation submitted by the Board of Directors to the shareholders for their approval;

(II) approve a plan of merger or share exchange submitted by the Board of Directors to the shareholders for their approval;

(III) approve a proposal for the sale, lease, exchange or other disposition of all, or substantially all, of the property of the Company otherwise than in the usual and regular course of business submitted by the Board of Directors to the shareholders for their approval;

(IV) approve a proposal for the dissolution of the Company submitted by the Board of Directors to the shareholders for their approval; and

(V) revoke a dissolution of the Company approved by the shareholders in accordance with subdivision (IV) of this Article Seventh.

Article Eighth.

A. *Certain Definitions.* For purposes of this Article Eighth:

(I) "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 under the Securities Exchange Act of 1934 as in effect on October 31, 2001 (the term "registrant" in Rule 12b-2 meaning in this case the Company).

(II) A person shall be a "beneficial owner" of any shares of Voting Stock (a) which such person or any of its Affiliates or Associates beneficially owns, directly or indirectly; (b) which such person or any of its Affiliates or Associates has, directly or indirectly, (i) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (ii) the right to vote pursuant to any agreement, arrangement or understanding; or (c) which are beneficially owned, directly or indirectly, by any other person with which such person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of Voting Stock. For the purposes of determining whether a person is a Substantial Shareholder pursuant to subdivision (V) of this division A, the number of shares of Voting Stock deemed to be outstanding shall include shares deemed beneficially owned by such person through application of this subdivision (II) of division A, but shall not include any other shares of Voting Stock that may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(III) "Person" shall mean any individual, firm, corporation or other entity and shall include any group comprised of any person and any other person with whom such person or any Affiliate or Associate of such person has any agreement, arrangement or understanding, directly or indirectly, for the purpose of acquiring, holding, voting or disposing of shares of Voting Stock.

(IV) "Subsidiary" shall mean any corporation of which a majority of each class of equity security is beneficially owned by the Company.

(V) "Substantial Shareholder" shall mean any person (other than the Company or any Subsidiary and other than any profit-sharing, employee stock ownership or other employee benefit plan of the Company or any Subsidiary or any trustee of or fiduciary with respect to any such plan when acting in such capacity) who (without giving effect to the provisions of division B of this Article Eighth) is the beneficial owner of shares of Voting Stock representing ten percent (10%) or more of the votes entitled to be cast by the holders of all then outstanding shares of Voting Stock.

(VI) "Voting Stock" shall mean the Common Stock of the Company and any class or series of preferred or preference stock authorized and outstanding from time to time entitling the holder thereof to vote on the matter with respect to which a determination is being made pursuant to this Article Eighth; provided, however, that the shareholders or the Board of Directors, as the case may be, may specify in the resolution authorizing any such class or series of preferred or preference stock that the shares of such class or series shall not constitute Voting Stock and that such shares and the holders thereof shall be exempt from the provisions of this Article Eighth.

B. *Limitation of Voting Rights.*

Any provision of these Amended and Restated Articles of Incorporation to the contrary notwithstanding, so long as any person is a Substantial Shareholder, the shareholders of record of the shares of Voting Stock beneficially owned by such Substantial Shareholder shall have limited voting rights on any matter requiring their vote or consent, as follows:

(I) With respect to the shares of Voting Stock which would entitle such shareholders of record in the aggregate to cast up to ten percent (10%) of the total number of votes entitled to be cast by the holders of all outstanding shares of Voting Stock, such shareholders of record shall be entitled to cast the votes per share specified in or pursuant to Article Third.

(II) With respect to the shares of Voting Stock which would entitle such shareholders of record in the aggregate to cast in excess of ten percent (10%) of the total number of votes entitled to be cast by the holders of all outstanding shares of Voting Stock, such shareholders of record shall be entitled to cast only one/one-hundredth (1/100th) of the votes per share to which a holder of such shares would otherwise be entitled to cast.

(III) Notwithstanding the foregoing, in the event that, after giving effect to the provisions of subdivisions (I) and (II) of this division B, the aggregate voting power of such shareholders of record would still exceed fifteen percent (15%) of the votes entitled to be cast by the holders of all outstanding shares of Voting Stock, the aggregate voting power of such shareholders of record shall be further limited so that such shareholders of record shall be entitled to cast only such number of votes that would equal (after giving effect to the provisions of this Article Eighth) fifteen percent (15%) of the number of votes entitled to be cast by all holders of outstanding shares of Voting Stock.

(IV) The aggregate voting power of such shareholders of record, as limited pursuant to the provisions of division B, subdivisions (II) and (III) of this Article Eighth, for all shares of Voting Stock beneficially owned by such Substantial Shareholder shall be allocated proportionately among such shareholders of record. In this connection, each such shareholder of record shall be entitled to cast in respect of his shares of Voting Stock the number of votes equal to (a) the aggregate number of votes entitled to be cast (after giving effect to the provisions in this Article Eighth) in respect of the outstanding shares of Voting Stock beneficially owned by the Substantial Shareholder, multiplied by (b) a fraction the numerator of which is the number of votes which the shares of Voting Stock owned by such shareholder of record would have entitled such shareholder of record to cast were no effect given to the provision of this Article Eighth, and the denominator of which is the total number of votes which all shares of Voting Stock beneficially owned by the Substantial Shareholder would have entitled their record holders to cast were no effect given to the provisions of this Article Eighth.

C. *Quorum.*

The presence, in person or by proxy, of the holders of record of shares of Voting Stock entitling the holders thereof to cast a majority of the votes (after giving effect, if required, to the provisions of this Article Eighth) entitled to be cast by the holders of all outstanding shares of Voting Stock entitled to vote shall constitute a quorum at all meetings of the shareholders.

D. *Factual Determinations.*

(I) The Board of Directors shall have the power and duty to determine for the purposes of this Article Eighth, on the basis of information known to them after reasonable inquiry, (a) whether a person is a Substantial Shareholder, (b) the number of shares of Voting Stock beneficially owned by any person, (c) whether a person is an Affiliate or an Associate of another, and (d) the persons who may be deemed to be the record holders of shares of which a Substantial Shareholder is a beneficial owner. Any such determination made in good faith shall be binding and conclusive on all parties.

(II) The Board of Directors shall have the right to demand that any person who is reasonably believed to be a Substantial Shareholder (or holds of record shares of Voting Stock beneficially owned by a Substantial Shareholder) supply the Company with complete information as to (a) the record holder(s) of all shares beneficially owned by such person who is reasonably believed to be a Substantial Shareholder, (b) the number of shares of Voting Stock beneficially owned by such person who is reasonably believed to be a Substantial Shareholder and held of record by each such shareholder of record, and (c) any other factual matter relating to the applicability or effect of this Article Eighth, as may reasonably be requested of such person, and such person shall furnish such information within ten (10) days after the receipt of such demand.

E. *No Derogation of Fiduciary Obligations.* Nothing contained in this Article Eighth shall be construed to relieve any Substantial Shareholder from any fiduciary obligation imposed by law.

F. *Severability.* In the event that any provision or portion of a provision of this Article Eighth is determined to be invalid, void, illegal or unenforceable, the remainder of the provisions of this Article Eighth shall continue to be valid and enforceable and shall in no way be affected, impaired or invalidated.

This instrument was drafted by and after filing is to be returned to:

Pamela M. Krill
LaFollette Godfrey & Kahn
One E. Main St., Suite 500
P.O. Box 2719
Madison, WI 53701-2719
Phone: 608-257-3911

EXHIBIT C

AUDIT COMMITTEE — CHARTER

The charter identifies the purpose, authority, composition, and responsibilities of the Madison Gas and Electric Company Audit Committee of the Board of Directors (the "Committee").

Purpose

The purpose of the Committee is to assist the Board of Directors of Madison Gas and Electric Company (the "Company") in fulfilling its oversight responsibilities to the shareholders, potential shareholders, and the investment community relating to financial reporting and accounting practices, the system of internal controls, and all audit processes.

Authority

The Committee reports to the Board of Directors and has unrestricted access and authorization to obtain assistance from Company personnel to accomplish its purpose. In addition, the Committee has the discretion to initiate and supervise investigations within the scope of its duties as it may deem appropriate and to employ whatever additional advisors and consultants it deems necessary for the fulfillment of its duties.

Composition

The Committee shall consist of three or more outside directors, as determined by the Board of Directors. Each member shall be an independent director, defined as a person other than an officer or employee of the Company or its subsidiaries or any other individual having a relationship which, in the opinion of the Company's Board of Directors, would interfere with the exercise of independent judgement in carrying out the responsibilities of a director. All members of the Committee shall have a working familiarity with basic finance and accounting practices and be able to read and understand balance sheet, income and cash flow statements. At least one member of the Committee shall have accounting or related financial management expertise.

General responsibilities

1. The Committee shall provide open avenues of communication with the director — internal audit, the independent accountants, management, and the Board of Directors.

2. The Committee shall report committee actions to the full Board of Directors and may make appropriate recommendations.

3. The Committee shall meet at least two times each year. The Committee chair has the power to call a committee meeting whenever he or she thinks there is a need. A Committee member should not vote on any matter in which he or she is not independent. The Committee may ask members of management or others to attend the meeting and is authorized to receive all pertinent information from management.

4. The Committee may provide oversight but is not responsible for conducting investigations, resolving disagreements, if any, between management and the director — internal audit, or assuring compliance with laws, regulations or the Company's code of conduct.

Responsibilities for engaging independent accountants and appointing the director — internal audit

1. The ultimate accountability of the independent accountants shall be to the full Board of Directors and the Committee, as representatives of the shareholders. The full Board of Directors, with the recommendations of the Committee, shall have ultimate authority to select, evaluate, and replace the independent accountants.

2. The Committee shall recommend the engagement of independent accountants to the full Board of Directors for approval and shall review the fees paid to the independent accountants.

3. The Committee shall review and have veto power over the appointment, replacement, reassignment or dismissal of the director — internal audit.

4. The Committee shall assure the objectivity of the director — internal audit and the independence, as defined by Independence Standards Board (ISB) Standard No. 1, of the independent accountants, including a review of management consulting services provided by the independent accountants and the fees paid for them.

5. The Committee shall consider, in consultation with the independent accountants and the director — internal audit, the audit scope and plan of the director — internal audit and the independent accountants.

6. The Committee shall make sure that the director — internal audit and the independent accountants coordinate the internal and external audits.

Responsibilities for reviewing internal audits, the annual external audit and the review of quarterly and annual financial statements

1. The Committee shall ensure that the independent accountants are available to the full Board of Directors at least annually, and shall provide the Committee with a timely analysis of significant financial reporting issues.

2. The Committee shall ask management, the director — internal audit, and the independent accountants about significant risks and exposures and shall assess management's responses to address them.

3. The Committee shall review with the independent accountants and the director — internal audit the adequacy of the Company's internal controls, including computerized information system controls and security.

4. Shortly after the annual external audit is completed by the independent accountants, the Committee shall review the following with management and the independent accountants:

    a. The Company's annual financial statements.

    b. The independent accountants' audit of and report on the annual financial statements.

    c. The independent accountants' qualitative judgment about the appropriateness, not just the acceptability, of accounting principles and financial disclosures, and about the degree of aggressiveness or conservatism of the Company's accounting principles and underlying estimates.

    d. Any serious difficulties or disputes with management encountered during the course of the audit.

    e. Anything else about the audit procedures or findings that is required to be discussed with the Committee by Statement on Auditing Standards (SAS) No. 61 and No. 90, as may be modified or supplemented.

5. It is the responsibility of the director — internal audit, not the Committee, to plan and conduct audits. The Committee shall review the following with management and the director — internal audit:

    a. Any significant findings during the year and management's responses to them.

    b. Any difficulties the director — internal audit encountered while conducting audits, including any restrictions on the scope of his or her work or access to required information.

    c. Any changes required to the planned scope of their audit plan.

    d. The internal auditing department's budget and staffing.

    e. The internal auditing department's charter.

6. It is the responsibility of management, not the Committee, to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. The Committee shall:

a. Review with management annual filings with the Securities and Exchange Commission (SEC) and other published documents containing the Company's annual financial statements and shall consider whether the information in the filings is consistent with the information in the financial statements. The Chair of the Committee may represent the entire Committee for purposes of this review.

b. Review the interim financial reports with management and the independent accountants prior to filing with the SEC. The Chair of the Committee may represent the entire Committee for purposes of this review.

7. The Committee shall prepare a report for inclusion in the Company's proxy statement that states:

a. The Committee reviewed and discussed the audited financial statements with management.

b. The Committee discussed with the independent auditors all matters required to be discussed by SAS 61 and 90, as may be modified or supplemented.

c. The Committee received the written disclosures and the letter from the independent accountants required by ISB Standard No. 1, as may be modified or supplemented, and discussed with the independent accountants the independent accountants' independence.

d. The Committee recommended to the full Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K and the annual report to shareholders.

Periodic Committee responsibilities

1. The Committee shall review and, as necessary, update the Committee's charter at least annually.

2. The Committee shall review with the director — internal audit the results of his or her examination of compliance with the Company's code of conduct.

3. The Committee shall review with the Company's general counsel, legal and regulatory matters that may have a material effect on the Company's financial statements, compliance policies, and programs.

4. The Committee shall meet with the director — internal audit, the independent accountants, and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee.

If you plan to attend the meeting in person, please fill out the reservation form and return it with your proxy card so that we may have an indication of the number of shareholders planning to attend the meeting.

If you have any questions, please feel free to call our Shareholder Services toll-free number. Call 1-800-356-6423 if you are calling from within the Continental United States and 252-4744 if calling from the Madison area.

